Exhibit 2.3

EXECUTION COPY

AGREEMENT FOR PURCHASE AND SALE

OF

REAL PROPERTY

BY AND BETWEEN

AOL INC., A DELAWARE CORPORATION

AS SELLER

AND

RT PACIFIC BLVD, LLC, A DELAWARE LIMITED LIABILITY COMPANY,

AS PURCHASER

OCTOBER 29, 2010

PROPERTY LOCATED AT:

22110, 22260, 22265, 22270 AND

22275 PACIFIC BOULEVARD

AND

22341 DRESDEN STREET,

DULLES, VIRGINIA

AGREEMENT FOR PURCHASE AND SALE

OF

REAL PROPERTY

This Agreement for Purchase and Sale of Real Property (this “Agreement”) is made and entered into as of the 29th day of October, 2010 (the “Effective Date”) by and between AOL Inc., a Delaware corporation (“Seller”), and RT Pacific Blvd, LLC, a Delaware limited liability company (“Purchaser”).

WHEREAS, Seller owns the Property (as defined below); and

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Property pursuant to the terms, conditions and covenants contained in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchase and Seller hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE

1.1  Purchase and Sale. Subject to and in accordance with the terms, covenants and conditions contained in this Agreement, Seller agrees to sell, assign, convey, and transfer to Purchaser all of Seller’s right, title and interest in and to the following real and personal property (collectively referred to herein as the “Property”), and Purchaser hereby agrees to purchase and accept the Property.

1.1.1	Land. Subject to the Permitted Exceptions (as defined in Section 4.4.4 below), fee simple title to that certain real property comprised of approximately 65.54 acres of land, more or less, and more particularly described in Exhibit A attached to this Agreement, located at 22110, 22260, 22265, 22270 and 22275 Pacific Boulevard and 22341 Dresden Street, Dulles, County of Loudoun, Virginia, including all easements and rights appurtenant thereto (collectively, the “Land”).

1.1.2

Improvements. Those certain fixtures and improvements owned by Seller located on the Land (collectively, the “Improvements”, and together with the Land, the “Real Property”) including, without limitation, that certain (i) six-story office building containing approximately 173,896 square feet of space located at 22110 Pacific Boulevard, (ii) six-story office building containing approximately 173,916 square feet of space located at 22260 Pacific Boulevard, (iii) six-story office building containing approximately 173,554 square feet located at 22270 Pacific Boulevard, (iv) six-story office building containing approximately 175,021 square feet of space located at 22265 Pacific Boulevard (collectively, the “Buildings”), together with the structured parking garage located on the 22260 Pacific Boulevard portion of the Land and the structured parking garage located on the 22265 Pacific Boulevard portion of the Land, it being understood and agreed, however, that Purchaser shall not have the right, pursuant to this Agreement, to purchase any of such fixtures and improvements which constitute Excluded Property (as defined below).

1.1.3	Personal Property. Excepting only the Excluded Property, Seller’s interest in the Leases (as defined in Section 6.1.6), furniture, equipment, spare parts, and other personal property owned by Seller which is located on or in the Land or the Improvements and which is necessary for the operation of the Improvements (collectively, the “Personal Property”), and

1.1.4	Intangible Property. Excepting and excluding the names, trademarks or other intangible property of a confidential or proprietary nature or confidential agreements, and the Bonds (as defined in Section 1.6.2) which shall be replaced by Purchaser or transferred to Purchaser, as applicable, in accordance with Section 1.3 and Section 1.6), Seller’s interest, if any, in any permits (excluding the Seller Air Permit (as defined in Section 1.7), certificates of occupancy, utility contracts, licenses, warranties or unexpired claims or other rights relating to the ownership, use, development, construction, design, use and operation of the Land and Improvements, in each case in Seller’s possession and limited to the extent transferable or assignable (collectively, the “Intangible Property”).

1.2	Excluded Property. Notwithstanding anything to the contrary in this Agreement, the Property shall not include any of the personal property and assets of Seller listed on Exhibit B to this Agreement (all such property and assets, the “Excluded Property”), and the Excluded Property shall not be transferred or conveyed to Purchaser.

1.3

Pedestrian Overpasses. Located on or adjacent to portions of the Property are the following structures: (a) the pedestrian overpass (the “CC1/CC3 Overpass”) between the property located at 22070 Broderick Drive (“CC1”) and the property located at 22110 Pacific Boulevard (“CC3”), and (b) the pedestrian overpass (the “CC4/CC6 Overpass”) between the property located at 22260 Pacific Boulevard (“CC4”) and the property located at 22265 Pacific Boulevard (“CC6”) (collectively, the “Pedestrian Overpasses”). Seller is currently a party to that certain “Agreement for Maintenance of a Pedestrian Overpass within the Public Right of Way” dated October 23, 2009 (the “AOL/County Agreement”) between Seller and the Board of Supervisors of Loudoun County, Virginia (the “County”). Seller and the County entered into the AOL/County Agreement to set forth the obligations of each party with respect to the Pedestrian Overpasses for so long as they exist, to provide assurances with regard to such obligations and to induce the County to enter into that certain “County/State Agreement for Inspection and Maintenance of County Controlled Grade Separation Structures” dated April 13, 2010 (the “County/State Maintenance Agreement”) between the County and the Virginia Department of Transportation (the “Department”) so that the Department will accept Pacific Boulevard as part of the Secondary System of State Highways. With respect to the Pedestrian Overpasses, the parties agree as follows:

1.3.1	Pedestrian Overpass between CC1 and CC3. Subject to Section 1.3.3 below, the CC1/CC3 Overpass shall remain in place after Closing. Immediately upon the Effective Date, the parties will diligently and in good faith, and at each party’s sole cost and expense, work together to replace the portion of the AOL/County Agreement that relates to the CC1/CC3 Overpass with a new separate agreement by and among Seller, Purchaser and the County setting forth the Seller’s and Purchaser’s responsibilities and financial obligations (which shall be divided evenly between Seller and Purchaser), including posting security required by the County, pertaining to the CC1/CC3 Overpass (the “CC1/CC3 Substitute Agreement”). If the CC1/CC3 Substitute Agreement has not been executed and fully approved by all applicable parties by Closing, then (a) Seller and Purchaser shall continue to work in good faith, and at each party’s sole cost and expense, to finalize the CC1/CC3 Substitute Agreement, and (b) in the interim period, Seller and Purchaser shall enter into an agreement in recordable form and recordable at either party’s option, and in the form attached hereto as Exhibit C (the “CC1/CC3 Initial Agreement”), whereby, effective as of the Closing Date, Purchaser shall be responsible for performing (in lieu of Seller performing) all of the obligations of Seller under the AOL/County Agreement with respect to the CC1/CC3 Overpass (the “CC1/CC3 Obligations”). In addition, at Closing, Purchaser and Seller shall enter into a release of the CC1/CC3 Initial Agreement (the “CC1/CC3 Release”), which shall be in recordable form and held in escrow by the Escrow Agent pursuant to written instructions from Purchaser and Seller instructing the Escrow Agent to record the CC1/CC3 Release upon receipt of the CC1/CC3 Substitute Agreement. This Section 1.3.1 shall survive Closing.

1.3.2

 Pedestrian Overpass between CC4 and CC6. Subject to Section 1.3.3 below, the CC4/CC6 Overpass shall remain in place after Closing in accordance with the Raytheon Lease. Immediately upon the Effective Date, the parties will diligently and in good faith, and at each party’s sole cost and expense, work together to replace the portion of the AOL/County Agreement that relates to the CC4/CC6 Overpass with a new separate agreement by and between Purchaser and the County setting forth the Purchaser’s responsibilities and financial obligations, including posting security required by the County, pertaining to the CC4/CC6 Overpass and releasing Seller (the “CC4/CC6 Substitute Agreement”). If the CC4/CC6 Substitute Agreement has not been executed and fully approved by all applicable parties by Closing, then (a) Seller and Purchaser shall continue to work in good faith, and at each party’s sole cost and expense, to finalize the CC4/CC6 Substitute Agreement, and (b) in the interim period, Seller and Purchaser shall enter into an agreement in recordable form and recordable by Seller at Seller’s option (the “CC4/CC6 Initial Agreement”) in the form attached hereto as Exhibit D whereby, effective as of the Closing Date, Purchaser will be responsible for one hundred percent (100%) of Seller’s obligations under the AOL/County Agreement pertaining to the CC4/CC6 Overpass. In addition, at Closing, Purchaser and Seller shall enter into a release of the CC4/CC6 Initial Agreement (the “CC4/CC6 Release”), which shall be in recordable form and held in escrow by the Escrow Agent pursuant to written instructions from Purchaser and Seller instructing the Escrow Agent to record the CC4/CC6 Release upon receipt of the CC4/CC6 Substitute Agreement. This Section 1.3.2 shall survive Closing.

1.3.3	Pedestrian Bridge Removal. If at any time subsequent to the Closing, either Purchaser or Seller desires to remove the CC1/CC3 Overpass, either party shall have the right to do so, subject to the delivery of thirty (30) days’ prior written notice to the other party, the approval of the other party and receipt of all necessary and required approvals and authorizations from the County and/or the Department and/or such other governmental or quasi-governmental agencies, including the Broad Run Business Center Architectural Review Board. The costs of such removal shall be shared equally between Seller and Purchaser. This Section 1.3.3 shall survive Closing.

1.3.4

 Pedestrian Overpass Correspondence. From and after the Effective Date (i) Seller shall not send any correspondence to the County and/or the Department regarding the Pedestrian Overpasses without Purchaser’s prior written approval (such approval not to be unreasonably withheld, conditioned or delayed); provided, however, if such correspondence relates to Seller’s compliance with any requirements or demands of the County and/or the Department, Seller may send such correspondence to the County and/or the Department without Purchaser’s prior written approval and Seller shall promptly forward copies of all such correspondence to Purchaser; and (ii) Seller shall not meet with representatives of Loudoun County and/or the Department regarding the Pedestrian Overpasses (either in person, by telephone or otherwise) unless a representative of Purchaser has been given, to the extent practicable, 48 hours’ prior notice and an opportunity to be present and to participate at such meeting(s). Notwithstanding the foregoing, Seller shall not be in breach of this obligation as a result of its complying with any requirements or demands of the County and/or the Department so long as

Seller has provided Purchaser with prior notice of any such requirements or demands. This Section 1.3.4 shall survive Closing.

1.3.5	Pedestrian Bridge Bonds. Purchaser acknowledges that there are bonds currently held by Seller in favor of the County securing Seller’s performance under the AOL/County Agreement (collectively, the “Pedestrian Bridge Bonds”). From and after the Closing Date, if the Pedestrian Bridge Bonds continue to be required by the County, Purchaser shall reimburse Seller fifty percent (50%) of the bond premium (as calculated on a per diem basis) attributable to Purchaser’s period of ownership of the Property and paid by Seller for the CC1/CC3 Bond and shall reimburse Seller one hundred percent (100%) of the bond premium (as calculated on a per diem basis) attributable to Purchaser’s period of ownership of the Property and paid by Seller for the CC4/CC6 Bond. As soon as possible after Closing, but in no event later than ninety (90) days after Closing, if the Pedestrian Bridge Bonds continue to be required by the County, Purchaser shall replace the Pedestrian Bridge Bonds with bonds acceptable to the County (the “Pedestrian Bridge Replacement Bonds”) and, in the event Purchaser does not anticipate obtaining the Pedestrian Bridge Replacement Bonds within ninety (90) days after Closing, (a) upon reasonable prior written notice from Purchaser to Seller requesting transfer of the Pedestrian Bridge Replacement Bonds from Seller to Purchaser (such notice to be sent to Seller early enough to ensure transfer within ninety (90) days after Closing) and (b) payment by Purchaser of all applicable transfer fees, Seller shall, if the Pedestrian Bridge Bonds are transferrable, use commercially reasonable efforts to transfer the Pedestrian Bridge Bonds to Purchaser; provided, however, if the Pedestrian Bridge Bonds are not either released, replaced or transferred in accordance with this Section 1.3.6 within ninety (90) days of Closing, Purchaser shall reimburse Seller one hundred twenty-five percent (125%) of the bond premium (as calculated on a per diem basis) attributable to Purchaser’s period of ownership of the Property and paid by Seller for the CC1/CC3 Bond and shall reimburse Seller one hundred twenty-five percent (125%) of the bond premium (as calculated on a per diem basis) attributable to Purchaser’s period of ownership of the Property and paid by Seller for the CC4/CC6 Bond, until the C4/CC6 Bonds are either released, replaced or transferred to Purchaser. This Section 1.3.5 shall survive Closing.

1.4	Boundary Line Adjustment. Purchaser acknowledges that a boundary line adjustment plat, a copy of which is attached hereto as Exhibit E, was recorded on October 6, 2010 as Document Number 20101006-0062049.

1.5

Broad Run Business Center Easement Agreements. Purchaser acknowledges that there are certain cables, fiber, data lines/connections and other equipment on the Property that benefit Seller’s property adjacent to the

Property. In connection therewith, prior to Closing, Seller shall record an easement (the “Broadrun Easement Agreement”) for the location of such equipment on the Property in the form attached hereto as Exhibit F. The parties acknowledge that the Broadrun Easement Agreement contains certain amendment and modification rights more particularly set forth in the Broadrun Easement Agreement.

1.6	CC7/CC8.

1.6.1  CC7/CC8 Agreements. Purchaser acknowledges that Seller is currently a party to (i) that certain Agreement dated February 24, 2004 between Seller and the County, as extended, whereby Seller agreed to complete certain work and improvements in consideration for the approval by the County of the plat, plans and profiles of the subdivision known as “America Online Creative Center 7”, and (ii) that certain Agreement dated February 24, 2004 between Seller and the County, as extended, whereby Seller agreed to complete certain work and improvements in consideration for the approval by the County of the plat, plans and profiles of the subdivision known as “America Online Creative Center 8” (collectively, the “CC7/CC8 Agreements”). Immediately upon the Effective Date, the parties will diligently and in good faith, and at each party’s sole cost and expense, work together to replace the CC7/CC8 Agreements with a new separate agreement or agreements by and between Purchaser and the County setting forth the Purchaser’s responsibilities and financial obligations, including posting security required by the County, and releasing Seller, and Purchaser shall enter into such other documents or instruments so required by the County and/or such other governmental or quasi-governmental agencies to effectuate such substitution (collectively, the “CC7/CC8 Substitute Agreements”). If the CC7/CC8 Substitute Agreements have not been executed and fully approved by all applicable parties by Closing, then (a) Seller and Purchaser shall continue to work in good faith, and at each party’s sole cost and expense, to finalize the CC7/CC8 Substitute Agreements, and (b) Seller and Purchaser shall enter into an agreement in recordable form and recordable by Seller at Seller’s option in the form attached hereto as Exhibit G, whereby, effective as of the Closing Date, Purchaser will be responsible for all of Seller’s obligations under the CC7/CC8 Agreements (the “CC7/CC8 Initial Agreements”). This Section 1.6.1 shall survive Closing.

1.6.2  CC7/CC8 Bonds. Purchaser acknowledges that there are bonds currently held by Seller in favor of the County securing Seller’s performance under the CC7/CC8 Agreements (collectively, the “CC7/CC8 Bonds”; together with the Pedestrian Bridge Bonds, the “Bonds”). From and after the Closing Date, Purchaser shall reimburse Seller one hundred percent (100%) of the bond premium (as calculated on a per diem basis) attributable to Purchaser’s period of ownership of the Property and paid by Seller for the CC7/CC8 Bonds. As soon as possible after Closing, but in no event later than one hundred twenty (120) days after Closing, Purchaser shall replace the CC7/CC8 Bonds with bonds acceptable to the County (the “CC7/CC8 Replacement Bonds”). In the event Purchaser does not anticipate obtaining the CC7/CC8 Replacement Bonds within one hundred twenty (120) days after Closing, (a) upon prior written notice from Purchaser to Seller requesting transfer of the CC7/CC8 Bonds from Seller to Purchaser (such notice to be sent to Seller early enough to ensure transfer within one hundred twenty (120) days after Closing), and (b) payment by Purchaser of all applicable transfer fees, Seller shall, if the CC7/CC8 Bonds are transferrable, use commercially reasonable efforts to transfer the CC7/CC8 Bonds to Purchaser; provided, however, if the CC7/CC8 Bonds are not either replaced or transferred in accordance with this Section 1.6.2 within one hundred twenty (120) days of Closing, Purchaser shall reimburse Seller three hundred percent (300%) of the bond premium (as calculated on a per diem basis) attributable to Purchaser’s period of ownership of the Property and paid by Seller for the CC7/CC8 Bonds, until the CC7/CC8 Bonds are either replaced or transferred to Purchaser. This Section 1.6.2 shall survive Closing.

1.7	Air Generator Permits. Purchaser acknowledges that there are generators owned by Seller and located on the Property that will be conveyed to Purchaser at Closing (the “Seller Generators”) and that Seller currently holds an air permit for the Seller Generators (the “Seller Air Permit”). Purchaser further acknowledges that the Seller Generators do not include the generators owned by Raytheon. On or prior to the Closing Date, Purchaser shall file all such paperwork and applications that are required to obtain from the Virginia Department of Environmental Quality (the “DEQ”), as soon as possible after Closing, an air permit for the Seller Generators. Purchaser shall indemnify, hold harmless and, if requested by Seller (in Seller’s sole discretion), defend (with counsel reasonably approved in advance in writing by Seller) the Seller Indemnitees from and against any and all damages, liabilities, losses, demands, actions, causes of action, claims (including third-party claims), costs and expenses arising out of or relating to Purchaser’s failure to obtain an air permit or to satisfy any of the permit conditions pertaining to the Seller Air Permit. Until such time as Purchaser obtains an air permit for the Generators, Purchaser agrees to timely provide Seller with monthly generator run logs and satisfy all other conditions pertaining to the Seller Air Permit. This Section 1.7 shall survive Closing.

1.8

Correction of Plat attached to Deed of Subdivision and Easement: The parties acknowledge that there is a scrivener’s error on one of the calls in the plat entitled “Preliminary/Record Plat for Lot 41A22, Phase 1, Broad Run Business Center”, recorded as Instrument No. 20040607-0057306, attached to the Deed of Subdivision and Easement recorded therewith as Instrument No. 20040607-0057305 (the “Plat”). As soon as possible after the Effective Date, Seller shall prepare a Deed of Correction and Plat of Correction (the “Corrected Deed and Plat”) to reflect a correction of the scrivener’s error (the “Plat Error”). Upon receipt of Purchaser’s approval of the Corrected Deed and Plat, Seller shall submit the Corrected Deed and Plat to Loudoun County, Virginia (the “County”) for approval. Upon receipt of the County’s approval of the Corrected Deed and Plat, Seller shall submit the Corrected Deed and Plat to the County for recordation. Seller shall submit the Corrected Deed and Plat to the County for approval and recordation as soon as possible after the Effective Date and if such recordation has not been achieved prior to Closing, Seller shall continue to diligently pursue such approval and recordation, and in connection therewith, Purchaser shall cooperate with Seller which cooperation shall include, if necessary, execution by the Purchaser of the Corrected Deed and Plat and such other instruments and documents as are required by the County to effectuate the approval and recordation of the Corrected Deed and Plat. In the event that the County fails to approve the Corrected Deed and Plat, Seller shall promptly submit and/or resubmit, as applicable, all necessary documentation to the County for the correction of the Plat Error, provided that the form and content of all submissions to the County shall be subject to Purchaser’s prior written approval, such approval not to be unreasonably withheld, conditioned or delayed. Purchaser shall not be liable for any costs or expenses pertaining to the preparation or recordation of the Corrected Deed and Plat, which shall be borne by Seller. This Section 1.8 shall survive Closing.

ARTICLE 2

PURCHASE PRICE

The total purchase price for the Property (the “Purchase Price”) shall be ONE HUNDRED FORTY-FOUR MILLION FIVE HUNDRED THOUSAND AND 00/100 DOLLARS ($144,500,000.00). Purchaser shall pay the Purchase Price to Seller, subject to application of the Deposit delivered in accordance with Article 3 below, and any applicable prorations and adjustments pursuant to Section 7.6 below, through escrow on the Closing Date in cash or by wire transfer of immediately available funds. A portion of the Purchase Price shall be allocated to tangible personal property for the purpose of calculating sales and use taxes owed in connection with the transaction contemplated hereunder. Seller shall determine such allocation in good faith prior to Closing in accordance with Generally Accepted Accounting Principles (GAAP), and the parties agree to report the purchase and sale of the tangible personal property consistent with such allocations on any filing made with any governmental authority and not to take any position with any governmental authority at variance or inconsistent with such allocation.

ARTICLE 3

DEPOSIT

3.1	Deposit.

3.1.1

Deposit. Within one (1) business day after the Effective Date, Purchaser shall deliver a deposit of SEVEN MILLION FIVE HUNDRED THOUSAND AND 00/100 DOLLARS ($7,500,000.00) (together with any interest accrued thereon, the “Deposit”), in cash or other immediately available funds, to Commonwealth Land Title Insurance Company (the “Escrow Agent”) at its office at 1015 15th Street, N.W., Suite 300, Washington, DC 20005, Attention: David P. Nelson, as an earnest money deposit pursuant to the terms of this Agreement. The Escrow Agent shall give written notice of its receipt of the Deposit to Seller.

3.1.2	Handling of Deposit. The Escrow Agent shall place the Deposit in the Fidelity Treasury Only Fund through Banc of America Securities LLC (the “Depository”). Seller and Purchaser expressly consent to this fund. Purchaser’s federal tax identification number shall be utilized in opening the investment. In no event shall Escrow Agent incur any liability for levies by taxing authorities based upon the taxpayer identification number provided to Escrow Agent and used to establish the Escrow Account. The interest from such Deposit shall accrue for the benefit of Purchaser, unless the Deposit is paid to Seller pursuant to a default of this Agreement by Purchaser. Any and all payments made by the Escrow Agent from the Deposit shall be made in accordance with this Section 3. Escrow Agent shall have no liability in the event of failure, insolvency or inability of the Depository to pay such funds, or accrued interest upon demand or withdrawal.

3.1.3	Limited Refund of Deposit. Once delivered to the Escrow Agent, the Deposit is nonrefundable to Purchaser except as specified in the following sentences or as otherwise provided in Section 10.1. If Purchaser delivers a written notice to Escrow Agent indicating that this Agreement has been terminated by Purchaser due to Seller’s default hereunder or pursuant to Section 5.1 (Conditions Precedent to Purchaser’s Obligations) or Article 9 (Damage, Destruction and Condemnation) and requesting release of the Deposit to Purchaser (“Purchaser Disbursement Notice”), Escrow Agent shall deliver a copy of such Purchaser Disbursement Notice to Seller. Unless Seller delivers a written notice to Escrow Agent objecting to the release of the Deposit from escrow (a “Seller Objection Notice”) within five (5) business days after receipt of such Purchaser Disbursement Notice, Escrow Agent shall disburse the Deposit to Purchaser. If Seller delivers a Seller Objection Notice within such five (5) business day period, Escrow Agent shall continue to hold the Deposit until otherwise directed by either (i) joint written instructions from Purchaser and Seller or (ii) a court order binding on the Escrow Agent which has not been stayed or vacated before disbursement of the Deposit.

3.1.4	Disposition of Deposit at Closing. In the event this transaction closes as contemplated by this Agreement, the Deposit shall be released to Seller on the Closing Date (as defined below) and credited against the Purchase Price.

3.1.5	Other Disposition of Deposit. If Seller delivers a written notice to Escrow Agent indicating that this Agreement has been terminated and requesting release of the Deposit to Seller (“Seller Disbursement Notice”), Escrow Agent shall deliver a copy of such Seller Disbursement Notice to Purchaser. Unless Purchaser delivers a written notice to Escrow Agent objecting to the release of the Deposit from escrow (a “Purchaser Objection Notice”) to Seller within five (5) business days after receipt of such Seller Disbursement Notice, Escrow Agent shall disburse the Deposit to Seller. If Purchaser delivers a Purchaser Objection Notice within such five (5) business day period, Escrow Agent shall continue to hold the Deposit until otherwise directed by either (i) joint written instructions from Purchaser and Seller or (ii) a court order binding on the Escrow Agent which has not been stayed or vacated before disbursement of the Deposit.

3.2	Escrow Provisions.

3.2.1

 Actions of Escrow Agent. If the Deposit is disbursed by the Escrow Agent in accordance with the provisions of Section 3.1.3 or Section 3.1.5, the Escrow Agent shall give written notice of any such disbursement to Purchaser and Seller. Upon such disbursement in accordance with the provisions of Section 3.1.3 or Section 3.1.5 the Escrow Agent shall be relieved and discharged of all further obligations with respect to the amounts so deposited or disbursed and all further obligations and liability to the parties hereto with respect to its obligations with respect thereto under this Agreement, except for its obligation to pay interest actually earned on the Deposit prior to such deposit or other disbursement. The Escrow Agent may rely, and shall be protected in acting or refraining from acting, upon any written notice, instruction, consent or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper party or parties, and the Escrow Agent may assume that the person signing the same holds the office indicated and is duly authorized to act on behalf of the party for whom he or she is acting. In performing its obligations hereunder, the Escrow Agent may conclusively presume that any officer of any party hereto has full power and authority to instruct the Escrow Agent on behalf of that party, unless written notice to the contrary is delivered to the Escrow Agent prior to its reliance on such presumption. The Escrow Agent may rely upon any order, judgment, certification, demand or other writing delivered to it without being required to determine the propriety or validity of the service thereof or the jurisdiction of any court. In the event of any dispute or doubt as to the genuineness of a Disbursement Notice or an Objection Notice, the Escrow Agent shall continue to hold the Deposit until otherwise directed by either: (i) joint written instructions from Purchaser and Seller;

or, (ii) a court order binding on the Escrow Agent which has not been stayed or vacated.

3.2.2	Escrow Agent as Stakeholder. The parties acknowledge that the Escrow Agent is acting solely as a stakeholder at their request and for their convenience and that the Escrow Agent shall not be deemed to be an agent of either of the parties. The Escrow Agent shall have no duties or obligations hereunder except as expressly set forth herein, shall be responsible only for the performance of such duties and obligations, shall not be required to take any action otherwise than in accordance with the terms hereof and shall not be in any manner liable or responsible for any loss or damage arising by reason of any act or omission to act by it hereunder or in connection with any of the transactions contemplated hereby, including but not limited to any loss that may occur by reason of forgery, any error in judgment or any mistake of fact or law or for any other reason, except for its negligence or willful misconduct. The Escrow Agent shall not be bound by any notice of, or demand with respect to, any waiver, modification, amendment, termination, cancellation, decision or supersession of this Agreement, unless the same shall be in writing and signed by the parties hereto and in fact received by the Escrow Agent. In the event of any controversy or dispute arising hereunder or with respect to the construction hereof or any action to be taken by the Escrow Agent hereunder, the Escrow Agent shall incur no liability for any action or omission to act by it undertaken in good faith and without negligence. Purchaser and Seller shall jointly and severally indemnify and hold the Escrow Agent harmless from and against all judgments, costs, claims, losses, liability and expenses, including, without limitation, reasonable attorneys’ fees and disbursements, incurred in connection with the performance of the Escrow Agent’s duties hereunder or resulting from any dispute or litigation arising out of or concerning the Escrow Agent’s services hereunder, except for those resulting from the Escrow Agent’s negligence or willful misconduct. This indemnity includes, without limitation, reasonable disbursements and reasonable attorneys’ fees either paid to retain attorneys or representing the fair value of legal services rendered to the Escrow Agent by the Escrow Agent’s firm. The Escrow Agent may act or refrain from action in respect of any matter referred to herein in full reliance upon and with the advice of counsel which may be selected by the Escrow Agent and shall be fully protected in so acting or refraining from action upon the advice of such counsel.

3.2.3

 Escrow Agent to Acknowledge Agreement. The Escrow Agent shall acknowledge its agreement to act as the Escrow Agent under this Agreement and to comply with the provisions of this Article 3, and Article 7, and any other provisions of this Agreement applicable to it by executing this Agreement solely for such purposes. The Escrow Agent’s consent shall not be required for any amendment or modification of this Agreement unless the amendment or modification materially changes the Escrow Agent’s duties or obligations under this Agreement.

ARTICLE 4

INVESTIGATIONS

4.1	Due Diligence Materials. Seller has previously made available for Purchaser’s inspection the items listed on Schedule 4.1 attached hereto (to extent that Seller or Seller’s property manager is in possession of such items) (collectively, the “Seller’s Materials”); provided, however, that documents owned or controlled by Tenants (as defined in Section 6.1.6) are not included in the Seller’s Materials. Except as expressly provided in Section 6.1.9, Seller makes no representation or warranty relating to the completeness or accuracy of any third party Seller’s Materials; Purchaser is responsible for independently verifying all information before Purchaser relies on any of the Seller’s Materials.

4.2	The parties acknowledge that, pursuant to that certain Limited Entry and Access Agreement by and between Seller and Purchaser and as described in the Letter of Intent (the “Letter of Intent”) by and between Seller and Purchaser, Purchaser has had the right, and Purchaser will continue to have the right, at Purchaser’s sole cost and expense, subject to the rights of tenants under the Leases (as defined in Section 6.1.6), including satisfaction of any security measures put in place by such tenants, and without unreasonable disruption to tenants under the Leases, to conduct such investigations, studies, surveys, and analyses on and of the Property in accordance with the terms of this Article 4, as it shall, in its sole discretion, determine are necessary or desirable (collectively, “Investigations”); provided, however, the parties acknowledge that, Purchaser shall have no right to object to title and survey matters or terminate this Agreement based on the results of the Investigations. Such Investigations by Purchaser include, without limitation:

(i) all matters relating to title to the Property;

(ii) all matters relating to governmental and other legal requirements with respect to the Property, such as taxes, assessments, zoning, use permit requirements and building codes;

(iii) all zoning, land use, building, environmental and other statutes, rules, or regulations applicable to the Property;

(iv) the physical condition of the Property, including, without limitation, the square footage of the Property, the utilities, and all other physical and functional aspects of the Property;

(v) any easements and/or access rights affecting the Property;

(vi) Contracts and any other documents or agreements of significance affecting the Property;

(vii) all matters that would be revealed by an environmental site assessment of the Property by a company mutually agreed to by Purchaser and Seller, an ALTA as-built survey, or a physical inspection; and

(viii) the Leases with respect to the Real Property and all matters in connection therewith, including, without limitation, the ability of the tenants to pay rent;

(ix) all other matters of significance affecting, or otherwise deemed relevant by Purchaser with respect to, the Property,

subject to, and on, the following terms and conditions:

4.2.1	Notice. Except with respect to Invasive Investigations (as defined in Section 4.2.5 below), which require Purchaser to follow the procedure set forth in Section 4.2.5 below, Purchaser shall give Seller not less than one (1) business day’s prior written or telephonic notice before each entry, including sufficient information to permit Seller to review the scope of the proposed Investigations;

4.2.2	Supervision. Seller shall have the right to accompany Purchaser and its agents, employees or contractors (collectively “Purchaser’s Representatives”) during any Investigations performed at or on the Property;

4.2.3	Timing and Manner of Investigation. Purchaser shall conduct the Investigations at the Property on business days during normal business hours unless otherwise agreed in writing, and at the sole risk and expense of Purchaser and Purchaser’s Representatives;

4.2.4	Certificate of Insurance. Purchaser (and Purchaser’s Representatives, as applicable) shall maintain in full force and effect and has delivered to Seller certificates of insurance evidencing the following coverage: (i) Commercial General Liability insurance with limits of no less than $1 million per occurrence and $2 million annual aggregate for claims due to bodily injury (including death) or property damage caused by or arising from acts or omissions of Purchaser and Purchaser’s Representatives; (ii) Workers’ Compensation insurance in compliance with all statutory requirements; and (iii) Umbrella Liability insurance with limits of no less than $5 million per occurrence and $5 million as an annual aggregate. The Commercial General Liability policy should include coverage for premises and operations, products and completed operations, broad form property damage and blanket contractual liability. All coverage shall be provided by insurance companies with a current Best’s Rating of A-:VII or higher.

4.2.5	Invasive Investigations. Neither Purchaser nor Purchaser’s Representatives shall conduct or allow any physically intrusive testing (“Invasive Investigations”) of, on or under the Property, including, without limitation, any drilling or other ground penetrations or physical sampling, without first providing Seller with three (3) business days’ notice, along with sufficient information to permit Seller to review the timing and scope of the work to be performed and obtaining Seller’s prior written consent, which consent shall not be unreasonably withheld;

4.2.6	Restoration. Purchaser shall promptly repair any damage to the Property resulting from any Investigations and replace, refill and regrade any holes made in, or excavations of, any portion of the Property used for such Investigations so that the Property shall be contemporaneously restored to substantially the same condition that it existed in prior to such Investigations;

4.2.7	Compliance with Law. Purchaser and Purchaser’s Representatives shall fully comply with all laws, rules and regulations applicable to the Investigations and all other activities undertaken in connection with any such Investigations;

4.2.8	No Threat to Safety or Health or Damage to Property. Purchaser shall take all actions and implement all protections reasonably necessary or desirable to ensure that all actions taken in connection with the Investigations, and the equipment, materials, and substances generated, used or brought onto the Property pose no threat to the safety or health of persons or the environment, cause no damage to the Property or other property of Seller or any other persons;

4.2.9	Liens. Purchaser shall not allow the Investigations or any other activities undertaken by Purchaser or Purchaser’s Representatives to result in liens, judgments or other encumbrances being filed or recorded against the Property, and Purchaser, at its sole cost and expense, shall promptly discharge of record any such lien or encumbrances that are so filed or recorded (including, without limitation, liens for services, labor or materials; provided, however, nothing contained herein is intended to, nor shall, authorize the filing or recording of such liens nor entitle any person or entity to claim that Seller authorized any services, labor or materials to be supplied to the Property); and

4.2.10

Indemnity. Purchaser shall indemnify, hold harmless and, if requested by Seller (in Seller’s sole discretion), defend (with counsel reasonably approved in advance in writing by Seller) the Seller Indemnitees from and against any and all damages, liabilities, losses, demands, actions, causes of action, claims, costs and expenses (including reasonable attorneys’

fees, including the cost of in-house counsel and appeals) arising from or related to: (i) all physical damage to the Property arising out of or resulting from the Investigations and other activities on the Property conducted by Purchaser or Purchaser’s Representatives; (ii) injury or death to individuals or damage to personal property arising out of or resulting from the Investigations and other activities conducted by, or at the direction of, Purchaser or otherwise arising out of or resulting from the entry on the Property by Purchaser or Purchaser’s Representatives; (iii) all mechanics liens and other liens filed against the Property, by reason of the activities of Purchaser or Purchaser’s Representatives; (iv) any and all violations of laws, ordinances, regulations or proffers affecting the Property, directly resulting from the Investigations and other activities conducted by, or at the direction of, Purchaser or otherwise arising out of or resulting from the entry on the Property by Purchaser or Purchaser’s Representatives; (v) any impairment to or infringement of the rights of any third parties to the Property; and (vi) all reasonable costs and expenses (including reasonable attorneys’ fees, including the cost of in-house counsel and appeals, and disbursements) incurred by the Seller Indemnitees in connection with any action, suit, proceeding, claim, demand, assessment or judgment incident to the foregoing clauses (i) through (v), but excluding any of the foregoing items arising from (a) the negligence of any of the Seller Indemnitees and/or (b) the mere discovery of any pre-existing condition that Purchaser did not cause or exacerbate.

The provisions of this Section 4.2 shall survive the termination of this Agreement and the Closing.

4.3

Release and Waiver. Without limiting the provisions of Article 4, and except as expressly provided for in this Agreement, Purchaser waives its right to recover from, and forever releases and discharges, and covenants not to sue Seller, Seller’s affiliates, Seller’s property manager, any lender to Seller, the partners, trustees, shareholders, controlling persons, directors, officers, attorneys, employees and agents of each of them, and their respective heirs, successors, personal representatives and assigns with respect to any and all claims, whether direct or indirect, known or unknown, foreseen or unforeseen, that may arise on account of or in any way be connected with the Property including, without limitation, the physical, environmental and structural condition of the Property or any law or regulation applicable thereto, including, without limitation, any claim or matter relating to the use, presence, discharge or release of hazardous materials on, under, in, above or about the Property. If Purchaser and/or its assignee, with actual knowledge of (i) a default in any of the covenants, agreements or obligations to be performed by Seller under this Agreement and/or (ii) any breach of or inaccuracy in any representation or warranty of Seller made in this Agreement nonetheless elects to proceed to the Closing, then, upon the consummation of the Closing, Purchaser and/or its assignee shall be deemed to have waived any such default and/or breach or inaccuracy and shall have no claim against Seller with respect thereto. For the avoidance of doubt, Purchaser shall be deemed to have “actual knowledge” of (a) the information set forth in any materials in the “Pacific Corporate Park” due diligence site at www.cbremarketplace.com on the day prior to the Effective Date, (b) the Site Plan entitled America Online, Inc. CC4/CC6 Pedestrian Bridge Pacific Boulevard, (c) the Site Plan Amendment (SPAM2001-0101) to America Online, Inc. - Pedestrian Bridge and Sidewalk Site Plan, Site Plan STPL 2000-0074 Broad Run Business Park - AOL Pedestrian Overpass, (d) the plats and plans for (i) AOL Pedestrian Bridge - December 4, 2000, (ii) AOL CC4/CC6 Pedestrian Bridge #2 - March 5, 2002, (iii) AOL CC7 - February 24, 2004 and (iv) AOL CC8 - February 24, 2004, (e) together with all additional materials provided by Seller subsequent to the Effective Date, either at Purchaser’s request, or by delivery to Purchaser with specific notice to Purchaser of such delivery either by e-mail to Timothy Grant, Gary Jaye and Charles Hessel or by any of the methods of delivery permitted pursuant to Section 10.3.

4.4	Title & Survey.

4.4.1	Conveyance by Special Warranty Deed. At Closing, Seller shall convey fee simple title to the Land and Improvements by execution and delivery of a Special Warranty Deed (the “Deed”) substantially in the form attached as Exhibit H with title to the Property being subject to the Permitted Exceptions (as defined below)

4.4.2	Purchaser’s Title Due Diligence. Purchaser has obtained the Title Commitment #10-001710(A) dated effective October 13, 2010 at 8:00 a.m., revised October 27, 2010, Title Commitment #10-001710(B) dated effective October 13, 2010 at 8:00 a.m., revised October 27, 2010, Title Commitment #10-001710(C) dated effective October 13, 2010 at 8:00 a.m., revised October 27, 2010, Title Commitment #10-001710(D) dated effective October 13, 2010 at 8:00 a.m., revised October 27, 2010, and Title Commitment #10-001710(E) dated effective October 13, 2010 at 8:00 a.m., revised October 27, 2010 (collectively, the “Title Commitments”) issued by the Commonwealth Land Title Insurance Company (the “Title Company”) with respect to the Property, together with all documents and information pertaining to title listed in such report. Purchaser has delivered to Seller a copy of each of the Title Commitments.

4.4.3	Survey. Purchaser has, at its sole expense, obtained (or will be obtaining) a survey of the Property desired by Purchaser (the “Survey”). Promptly upon receipt of the Survey, Purchaser shall deliver a copy to Seller.

4.4.4

 Permitted Exceptions. For purposes of this Agreement, the term “Permitted Exceptions” means (i) the Leases; (ii) items shown as exceptions or exclusions on the Title Commitments (excluding the standard exclusions from coverage set forth in the form of title insurance policy); (iii) the lien of current taxes not yet due and payable; (iv) zoning regulations, and municipal building restrictions, and all other laws, ordinances, regulations and restrictions of any duly constituted public authority enacted prior to the Closing Date; (v) all matters, whether or not of record, that arise out of the actions or omissions of Purchaser or Purchaser’s Representatives; (vi) matters (including the documents described in Section 1.3 pertaining to the Pedestrian Overpasses, the easement agreements described in Section 1.5, and the documents described in Section 1.6 pertaining to CC7/CC8) approved by Purchaser in accordance with the terms of this Agreement; and (vii) matters shown on the Survey.

4.4.5	As of the Effective Date, the following liens (the “Judgment Liens”) are reflected on the Title Commitments: (i) Judgment No. 1132 filed in Book 50 at page 298, showing Jane Wolff as Plaintiff and America On Line as Defendant, dated May 7, 1998, and docketed July 13, 1998, in the amount of $1,957.30 plus interest, fees and costs, and (ii) Judgment No. 0230-02 filed in Book 54 at page 2433, showing Miguel Alfaro (35 Irving Street, Newark, New Jersey 07104) as Plaintiff and America Online, Inc., as Defendant, dated February 14, 2002, and docketed recorded February 14, 2002 in the amount of $119.70 plus interest, fees and costs. Notwithstanding anything set forth to the contrary in this Agreement, prior to the Closing Date, Seller shall discharge, remove or post a bond for the Judgment Liens to enable the Title Company to issue a title policy to Purchaser for the Property without an exception for the Judgment Liens. In addition, Seller shall be required to cure, release of record and cause to be omitted from the Title Policy, the following items (the “Mandatory Items”):

(i)	The lien of any mortgage securing any indebtedness owed by Seller and any other monetary liens capable of being removed with the payment of money, other than for taxes or special assessments not yet due and payable.

(ii)	Tax liens for delinquent real estate taxes owed by Seller; and

(iii)	Mechanic’s or materialmen’s liens for work or materials ordered by Seller and supplied to the Property.

In the event mechanic’s or materialmen’s liens for work or materials ordered by Tenants (as defined in Section 6.1.6.) are recorded against the Property, Purchaser shall have recourse under the Leases (as defined in Section 6.1.6.) against the Tenants after Closing.

4.5 AS IS CONVEYANCE. PURCHASER ACKNOWLEDGES AND AGREES THAT (i) THE PROPERTY IS TO BE PURCHASED BY PURCHASER “AS IS” IN ITS THEN-EXISTING PHYSICAL CONDITION AS OF CLOSING, WITHOUT ANY IMPLIED OR

EXPRESS WARRANTY OR REPRESENTATION WHATSOEVER BY SELLER, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY OF THE SELLER’S CLOSING DELIVERIES (AS DEFINED IN SECTION 7.2); (ii) CLOSING HEREUNDER WILL BE DEEMED ACCEPTANCE BY PURCHASER OF THE PROPERTY IN ITS THEN EXISTING “AS IS” CONDITION, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT; AND (iii) NEITHER SELLER NOR ANY OF SELLER’S EMPLOYEES, AGENTS OR REPRESENTATIVES HAVE MADE ANY WARRANTIES, REPRESENTATIONS OR AGREEMENTS BY OR ON BEHALF OF SELLER NOT EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN ANY OF THE SELLER’S CLOSING DELIVERIES AS TO ANY MATTERS CONCERNING THE PROPERTY, THE PRESENT USE OR CONDITION OF THE PROPERTY, OR THE SUITABILITY OF THE PROPERTY FOR PURCHASER’S INTENDED USE THEREOF. PURCHASER AGREES THAT EXCEPT AS EXPRESSLY REQUIRED IN THIS AGREEMENT AND SUBJECT TO SELLER’S OBLIGATIONS UNDER THE LEASES, SELLER SHALL HAVE NO OBLIGATION WHATSOEVER TO REPAIR OR MAKE IMPROVEMENTS TO THE PROPERTY AND THAT PURCHASER SHALL HAVE NO OFFSET OR OTHER RIGHTS AGAINST SELLER RELATING TO SAME. PURCHASER SPECIFICALLY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN SECTION 6.1.9, SELLER DOES NOT WARRANT THE ACCURACY OR COMPLETENESS OF ANY THIRD-PARTY REPORTS OR OTHER WRITTEN MATERIALS PREPARED BY THIRD PARTIES WHICH MAY BE DISCLOSED BY OR DELIVERED BY SELLER TO PURCHASER, AND THAT PURCHASER HAS NOT RELIED AND WILL NOT RELY IN ANY WAY ON ANY SUCH MATERIALS. PURCHASER IS RELYING AND WILL RELY SOLELY ON PURCHASER’S OWN INSPECTIONS AND DUE DILIGENCE IN PROCEEDING TO PURCHASE THE PROPERTY.

ARTICLE 5

CONDITIONS PRECEDENT

5.1	Conditions Precedent to Purchaser’s Obligations. Purchaser’s obligation to purchase the Property or otherwise to perform any obligation provided in this Agreement shall be conditioned expressly upon the satisfaction or waiver of each of the following conditions on or before the Closing Date:

5.1.1	Representations and Warranties True. The representations and warranties of Seller contained in this Agreement shall be (A) true and correct as of the Effective Date and (B) true and correct in all material respects as of the Closing, as if made at and as of such time, except where the failure of such representations and warranties to be so true and correct as of the Closing Date would not reasonably be expected to have a material adverse effect on Purchaser’s ownership or operation of the Property.

5.1.2	Performance. Seller shall have performed, or tendered performance of, all agreements and covenants required by this Agreement to be performed by it prior to or at the Closing Date in all material respects.

5.1.3	No Prohibition. No injunction, stay or restraining order shall be in effect prohibiting the consummation of the transactions contemplated by this Agreement by Seller.

5.1.4	Raytheon Estoppel Certificates. Purchaser shall have received both of the Raytheon Estoppel Certificates (as defined in Section 6.4.1) from Raytheon (as defined in Section 6.3.4).

5.1.5	Raytheon Lease. The Raytheon Lease shall be in full force and effect.

5.1.6	Orbcomm Estoppel Certificate. Purchaser shall have received the Orbcomm Estoppel Certificate (as defined in Section 6.4.2) from Orbcomm containing, at a minimum, the Required Certifications (as defined in Section 6.4.3) and, if applicable in accordance with Section 6.4.3, a Sellers’ Estoppel Certificate.

5.1.7	Orbcomm Lease. The Orbcomm Lease shall be in full force and effect.

5.1.8	Association Estoppel. Purchaser shall have received an estoppel certificate from Broad Run Business Center Property Association in the form of Exhibit P attached hereto.

5.1.9	Property Management Agreement. Any property management agreement affecting the Property has been terminated by Seller without cost to Purchaser;

5.1.10	Title. All of the requirements of Seller set forth in the Title Commitments shall be satisfied by Seller;

5.1.11	Raytheon Lease. Raytheon shall have elected not to purchase (or shall have been deemed to have elected not to purchase) the Property in accordance with Section 10.1 below;

5.1.12	Receipt of Zoning Compliance Letter. Purchaser shall have received a zoning compliance letter from Loudoun County; and

5.1.13	Closing Deliveries. Seller shall have delivered the Seller’s Closing Deliveries (as defined in Section 7.2).

Each of the preceding conditions shall be satisfied in all material respects, unless waived by Purchaser in writing. If the conditions set forth above are not satisfied in all material respects or waived by Purchaser on or prior to the Closing Date, Purchaser may, in its sole discretion, terminate this Agreement by written notice to Seller, whereupon the parties shall be released of any further liability hereunder except for those obligations that expressly survive the termination of this Agreement and the Escrow Agent shall return the Deposit to Purchaser.

5.2	Conditions Precedent to Seller’s Obligations. Seller’s obligation to sell the Property or otherwise to perform any obligation provided in this Agreement shall be conditioned upon the satisfaction or waiver of each of the following conditions on or before the Closing Date:

5.2.1	Representations and Warranties True. The representations and warranties of Purchaser contained in this Agreement shall be (A) true in all material respects as of the Effective Date and (B) true and correct in all material respects as of the Closing, as if made at and as of such time.

5.2.2	Performance. Purchaser shall have performed, or tendered performance of, all agreements and covenants required by this Agreement to be performed by it prior to or at the Closing Date in all material respects.

5.2.3	No Prohibition. No injunction, stay or restraining order shall be in effect prohibiting the consummation of the transactions contemplated by this Agreement by Purchaser.

5.2.4	Closing Deliveries. Purchaser shall have delivered the Purchase Funds (as defined in Section 7.3.1 below), and the Purchaser’s Closing Deliveries (as defined in Section 7.3).

5.2.5	Raytheon Lease. Raytheon shall have elected not to purchase (or shall have been deemed to have elected not to purchase) the Property in accordance with Section 10.1 below.

Each of the preceding conditions shall be satisfied in all material respects, unless waived by Seller in writing. If the conditions set forth above are not satisfied in all material respects or waived by Seller on or prior to the Closing Date, Seller may, in its sole discretion, terminate this Agreement by written notice to Purchaser, whereupon the parties shall be released of any further liability hereunder except for those obligations that expressly survive the termination of this Agreement, and, except with respect to the condition set forth in Section 5.2.5 (the failure of which shall be governed by Section 5.1), the Escrow Agent shall pay the Deposit to Seller, provided, however, that no such termination shall release Purchaser from any liability to Seller for Purchaser’s breach or default under this Agreement.

ARTICLE 6

REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS

6.1 Representations and Warranties of Seller. Seller hereby represents and warrants to Purchaser that, as of the Effective Date:

6.1.1	Due Formation. Seller is a corporation, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in the Commonwealth of Virginia and has the power and authority and all necessary governmental approvals to own and operate the Property and to carry on its business as it is now being conducted.

6.1.2	Authorization. Seller has full power and authority to enter into this Agreement and to carry out its obligations hereunder and to execute and deliver all documents which are contemplated by this Agreement. All actions necessary to confer such power and authority upon the persons executing this Agreement and all documents which are contemplated by this Agreement to be executed on behalf of Seller have been taken. Any and all consents needed by Seller to enter into this Agreement and to execute and deliver all documents which are contemplated by this Agreement have been obtained. This Agreement has been duly and validly executed and delivered by Seller and (assuming this Agreement constitutes a valid and binding obligation of Purchaser) constitutes a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditor’s rights generally from time to time in effect and to general equitable principles.

6.1.3	Litigation. Except for the litigation described on Schedule 6.1.3, there is no action, suit, proceeding or investigation by or before any court or governmental or other regulatory administrative agency or commission pending or to Seller’s knowledge, threatened against Seller (i) pertaining to the Property and not adequately covered by insurance; (ii) if adversely determined, would adversely affect (a) the Property or any portion thereof, (b) continued operation of the Property, (c) the Leases, or (d) the ability of Seller to perform its obligations under this Agreement or (iii) are reasonably likely to impose any liability on Purchaser in its capacity as a purchaser and/or an owner of the Property, which liability would exceed Fifty Thousand Dollars ($50,000.00).

6.1.4	No Violations. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Seller do not in any material respect (i) violate or conflict with the certificate of formation of Seller, (ii) violate or conflict with any judgment, decree or order of any court applicable to or affecting Seller, (iii) to Seller’s knowledge, breach the provisions of, or constitute a default under, any contract, agreement, instrument or obligation to which Seller is a party or by which Seller is bound and which relates to the Property, or (iv) to Seller’s knowledge, violate or conflict with any law applicable to Seller; as used in this Section 6.1.4, “material respect” means any manner that would impact the enforceability of this Agreement.

6.1.5	Condemnation Proceedings. To Seller’s knowledge, there are no pending or threatened in writing, condemnation proceedings affecting all or any part of the Property, except for the threatened condemnation proceeding described on Schedule 6.1.5.

6.1.6	List of Leases. Attached as Schedule 6.1.6 is a List of Leases, which List of Leases is true and correct as of the date of such List of Leases. Except for the leases set forth in Schedule 6.1.6 (each such lease, a “Lease” and collectively, the “Leases”), there are no leases, license agreements or other occupancy agreements (or any amendments or supplements thereto) now in effect with respect to, the Real Property. Except as set forth in the Leases in effect on the Effective Date or as otherwise set forth in the Seller’s Materials, (i) Seller has not granted any option or right of first refusal or first opportunity or similar rights to any party to acquire any interest in any parts of the Property, and (ii) there are no outstanding tenant improvement obligations, rent abatements, free rent, or other inducements payable by Seller under the Leases with respect to the current term of the Lease. Seller has not given any notice (which remains outstanding) to any tenant under any of the Leases (each such tenant, a “Tenant” and collectively, the “Tenants”) that such Tenant is in default under its Lease and Seller has not received any notice (which remains outstanding) that Seller is in default under any Lease. The Leases listed on Schedule 6.1.6 are in full force and effect and unmodified.

6.1.7	Service Contracts. There will be no current service, maintenance or other contracts related to the ownership and operation of the Property in effect after the Closing Date (collectively, the “Service Contracts”); except for any service, maintenance or other contracts that the Tenants have entered into and the TCG Agreement (as defined in Section 6.3.3).

6.1.8	Foreign Person. Seller is not a “foreign person” as defined in Internal Revenue Code Section 1445 and any related regulations.

6.1.9	Seller’s Materials. To Seller’s knowledge (a) all of Seller’s Materials (other than third-party Seller’s Materials) made available to Purchaser are, in all material respects, complete and unaltered copies of such items in Seller’s possession or control; and (b) all of the third-party Seller’s Materials are unaltered copies of such items in Seller’s possession or control.

6.1.10	OFAC. To Seller’s knowledge, Seller is in compliance with the requirements of Executive Order No. 13224, 66 Fed Reg. 49079 (September 25,2001) (the “Order”) and other similar requirements contained in the rules and regulations of the Office of Foreign Asset Control, Department of the Treasury (“OFAC”) and in any enabling legislation or other Executive Orders in respect thereof (the Order and such other rules, regulations, legislation, or orders are collectively called the “OFAC Laws”).

6.1.11	Bankruptcy. No petition in bankruptcy (voluntary or otherwise), assignment for the benefit of creditors, or petition seeking reorganization or arrangement or other action under Federal or State bankruptcy laws is pending against or contemplated by Seller.

6.1.12	Property Violations. Except for violations cured or remedied on or before the Effective Date, or except as otherwise disclosed on Schedule 6.1.12 attached hereto, Seller has not received any written notice from any Governmental Authority (hereinafter defined) of any violation of any Applicable Laws (hereinafter defined) relating to the Property.

6.1.13	Environmental Violations. Except for violations cured or remedied on or before the Effective Date, or except as otherwise disclosed on Schedule 6.1.13, Seller has not received any written notice regarding any actual or potential liabilities arising under any Environmental Laws (hereinafter defined), or otherwise requiring any remedial action from, or requiring payments by, Seller, Tenant or any subtenant in connection with any alleged violation of any Environmental Laws.

6.1.14	Right of First Offer. Seller notified Raytheon in writing on August 18, 2010 of the price at which Seller intends to market the Property, together with the other material terms and conditions of such listing. Thirty (30) days thereafter, on September 17, 2010, Seller received an e-mail from Raytheon stating that Raytheon would not be exercising the Right of First Offer in connection with such notice. Copies of such notification and emails have been delivered to Purchaser.

6.1.15	Seller’s Knowledge. Whenever used in this Agreement, the phrase “to Seller’s knowledge” or words of similar import shall be limited in meaning to the current actual knowledge of Karen Diener, the Director of Real Estate for Seller, and John Tuthill, the Senior Facilities Manager for Seller. Neither any officer of Seller, nor any party other than Seller, shall bear responsibility for any breach of representation. Seller represents and warrants to Purchaser that Karen Diener and John Tuthill are the individuals who are primarily responsible for the oversight of the operation, leasing and management of the Property.

6.1.16	Bonds. Seller holds no bonds related to the Property other than the Bonds.

6.1.17	Certain Definitions. For purposes of this Section 6.1 and as used elsewhere in this Agreement, the following terms shall have the meanings set forth below:

(i) “Applicable Laws” shall mean all federal, state and local laws, treaties, statutes, ordinances, judgments, decrees, directives, rules, injunctions, writs, regulations, binding arbitration rulings, orders, judicial or administrative interpretations thereof, and authorizations of any Governmental Authority as may be in effect from time to time applicable to the Property;

(ii) “Environmental Laws” shall mean all Applicable Laws relating to the protection or pollution of the environment, including without limitation the Comprehensive Environmental Response Compensation and Liability Act, as amended (42 U.S.C. Section 9601 et seq.) (“CERCLA”), the Emergency Planning and Community Right to Know Act of 1986, the Federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act and the Hazardous and Solid Waste Amendments thereto, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Safe Drinking Water Act, the Superfund Amendments and Preauthorization Act of 1986, and any similar or analogous statutes, regulations and decisional law of any Governmental Authority, as each of the foregoing exist on the date hereof;

(iii) “Governmental Authority” shall mean any governmental or quasi-governmental body, authority, court, department, commission, board, bureau, agency, court or other instrumentality of the United States, or of any state, county, city or other political subdivision having jurisdiction over the Property.

6.2 Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that, as of the Effective Date:

6.2.1	Due Formation. Purchaser is a limited liability company, duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

6.2.2	Authorization. Purchaser has full power and authority to enter into this Agreement and to carry out its obligations hereunder and to execute and deliver all documents which are contemplated by this Agreement. All actions necessary to confer such power and authority upon the persons executing this Agreement and all documents which are contemplated by this Agreement to be executed on behalf of Purchaser have been taken. Any and all consents needed by Purchaser to enter into this Agreement and to execute and deliver all documents which are contemplated by this Agreement have been obtained. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming this Agreement constitutes a valid and binding obligation of Seller) constitutes a valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and other laws affecting creditor’s rights generally from time to time in effect and to general equitable principles.

6.2.3	No Violations. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Purchaser do not in any material respect (i) violate or conflict with the certificate of formation of Purchaser, (ii) violate or conflict with any judgment, decree or order of any court applicable to or affecting Purchaser, (iii) to Purchaser’s knowledge, breach the provisions of, or constitute a default under, any contract, agreement, instrument or obligation to which Purchaser is a party or by which Purchaser is bound, or (iv) to Purchaser’s knowledge, violate or conflict with any law applicable to Purchaser, in all cases, in a manner that impacts the enforceability of this Agreement.

6.3	Maintenance and Operation of Property.

6.3.1	From the Effective Date through the Closing Date (the “Contract Period”), Seller shall (i) maintain in full force and effect all of the insurance policies and coverages currently in effect with respect to the Property; (ii) operate, manage and maintain the Property, including without limitation, the building systems, software systems and plant equipment related to the Buildings in the manner consistent with current practices; (iii) make such repairs and replacements as are reasonably required of Seller under the Leases; (iv) inform Purchaser promptly of any default under any Lease and of any litigation, arbitration proceeding or administrative hearing that affects the Property in any manner and which is instituted after the Effective Date; and (v) perform and comply with the obligations of the lessor under the Leases.

6.3.2	During the Contract Period, Seller shall not, without Purchaser’s prior written consent (i) execute new contracts for services to the Property that will be effective on or after the Closing Date (which consent shall not be unreasonably withheld, conditioned or delayed); (ii) create, grant or record any liens or encumbrances on title, except in accordance with this Agreement; (iii) except as otherwise required by the Leases, modify, amend, supplement, renew, extend or terminate any of the Leases or consent to the assignment of any Lease or to any sublease of any portion of the Property; (iv) enter into any new leases or occupancy agreements of any kind for any portion of the Property; (v) make or permit to be made any alterations to or upon the Property (other than alterations made pursuant to one of the Leases) (which consent shall not be unreasonably withheld, conditioned or delayed); or (vi) consent to any change in the zoning classification applicable to the Property.

6.3.3

Termination of Service Contracts; Assignment of TCG Agreement. On or before the Closing Date, Seller will terminate the Service Contracts with respect to the Property; provided, however, subject to receipt of the necessary consents, which Seller shall use commercially reasonable efforts to obtain, at Closing, Seller shall assign to Purchaser all right, title and interest of Seller in and to that certain Right of Entry and License Agreement by and between Seller and TCG Virginia, Inc. dated March 5, 2010 (the “TCG Agreement”) and Purchaser shall assume and agree to be bound by all of the covenants, agreements and obligations of Seller under the TCG Agreement.

6.3.4	Seller shall have the right to execute such site plan amendments and modifications requested by Raytheon Company (“Raytheon”) in accordance with the terms of that certain Office Lease for Pacific Corporate Park (22110 Pacific Boulevard, 22260 Pacific Boulevard, and 22270 Pacific Boulevard) dated March 6, 2009, as amended (the “22110 Lease”), and that certain Office Lease for Pacific Corporate Park (22265 Pacific Boulevard) dated March 6, 2009, between Raytheon and Seller, as amended (the “22265 Lease” and together with the 22110 Lease, the “Raytheon Lease”).

6.4	Estoppel Certificates.

6.4.1	Seller shall use its commercially reasonable efforts (without incurring any additional expense) to obtain and deliver to Purchaser prior to the Closing Date a statement in writing from Raytheon in the form attached hereto as Exhibit I-1 for the 22110 Lease (the “22110 Estoppel”) and a statement in writing from Raytheon in the form attached hereto as Exhibit 1-2 for the 22265 Lease (the “22265 Estoppel” and together with the 22110 Estoppel, the “Raytheon Estoppel Certificates”).

6.4.2	Seller shall use its commercially reasonable efforts (without incurring any additional expense) to obtain and deliver to Purchaser prior to the Closing Date a statement in writing from Orbcomm Inc. (“Orbcomm”) in the form attached hereto as Exhibit J (the “Orbcomm Estoppel Certificate”).

6.4.3

Notwithstanding any provision to the contrary in Section 5.1.6, if Seller obtains an estoppel certificate from Orbcomm, but it contains only the certifications (the “Required Certifications”) required by the Lease between Seller and Orbcomm (the “Orbcomm Lease”), then the condition to closing set forth in Section 5.1.6 will be deemed satisfied if Seller delivers a seller estoppel certificate (a “Seller Estoppel”), dated as of the Closing Date, certifying to the statements contained in the attached Orbcomm Estoppel other than the Required Certifications. For purposes of clarity, the parties agree that the Seller shall determine in its sole discretion whether to provide a Seller Estoppel and Seller shall have no obligation to provide a Seller Estoppel. If, after closing, Seller delivers an estoppel certificate from Orbcomm which certifies the same information as certified in the Seller Estoppel, then such Seller Estoppel shall terminate and Seller shall have no further liability based thereon. The statements by Seller contained in the Seller Estoppel shall be deemed to be representations of Seller and shall be subject to all of the limitations on Seller’s liability as set forth in this Agreement, including, but not limited to, Section 8.4.

ARTICLE 7

ESCROW AND CLOSING

7.1 Escrow Arrangement. The consummation of the transaction contemplated in this Agreement (the “Closing”) shall take place through an escrow established with the Title Company on a mutually agreeable date, said date to be no later than November 15, 2010 (the “Closing Date”).

7.2 Deposits and Deliveries by Seller. Subject to the terms and conditions of this Agreement, Seller shall deposit or cause to be deposited into escrow with the Escrow Agent on or before the date which is one (1) business day prior to the Closing Date (the “Delivery Date”), the following documents, duly executed and acknowledged as required by Seller (collectively, the “Seller’s Closing Deliveries”):

7.2.1	The Deed;

7.2.2	The Closing Statement (as defined in Section 7.6.7);

7.2.3	A Bill of Sale and Assignment of Intangible Property in the form attached hereto as Exhibit K transferring the Personal Property and Intangible Property to Purchaser (the “Assignment”);

7.2.4	Assignment and Assumption of Leases in the form attached hereto as Exhibit L;

7.2.5	The CC1/CC3 Substitute Agreement or the CC1/CC3 Initial Agreement & CC1/CC3 Release;

7.2.6	The CC4/CC6 Substitute Agreement or the CC4/CC6 Initial Agreement & CC4/CC6 Release;

7.2.7	The CC7/CC8 Substitute Agreements or the CC7/CC8 Initial Agreement & CC7/CC8 Release;

7.2.8	letters from Seller, advising each of the tenants under the Leases of the change in ownership of the Real Property;

7.2.9	a schedule of security deposits which have been deposited by tenants under the Leases, in accordance with Section 7.6.6;

7.2.10	An Affidavit of Non-Foreign Status in form attached hereto as Exhibit M (the “Non-Foreign Affidavit”);

7.2.11	An Owner’s Affidavit, including a gap undertaking in the form attached as Exhibit N ;

7.2.12	Indemnity Agreement for Mechanics’ Liens in the form attached hereto as Exhibit O.

7.2.13	A certificate certifying to Purchaser that the Seller’s representations and warranties set forth in Section 6.1 of this Agreement are true and correct in all material respects as of the Closing, as if made at and as of such time, except where the failure of such representations and warranties to be so true and correct as of the Closing Date would not reasonably be expected to have a material adverse effect on Purchaser’s ownership or operation of the Property, and disclosing any events or circumstances that would cause Seller to have to modify the Seller’s representations and warranties set forth in Section 6.1 “but for” the foregoing materiality standard;

7.2.14	Other Documentation Such other documentation reasonably requested by the Title Company in order to issue the Title Policy, so long as such documentation does not impose additional liability on Seller; and

7.2.15	Seller’s written escrow instructions to close escrow in accordance with the terms of this Agreement.

7.3 Deposits and Deliveries by Purchaser. Subject to the terms and conditions of this Agreement, Purchaser shall deposit or cause to be deposited into escrow with the Escrow Agent on or before the Delivery Date, each of the following documents , duly executed and acknowledged as required (collectively, the “Purchaser’s Closing Deliveries”), and funds:

7.3.1	Cash, wire transfer, cashier’s check, or other immediately available funds, which, shall equal the Purchase Price after giving credit for the Deposit and including any applicable prorations and adjustments (as adjusted, the “Purchase Funds”);

7.3.2	Assignment and Assumption of Leases in the form attached hereto as Exhibit L;

7.3.4	The CC1/CC3 Substitute Agreement or the CC1/CC3 Initial Agreement & CC1/CC3 Release;

7.3.5	The CC4/CC6 Substitute Agreement or the CC4/CC6 Initial Agreement & CC4/CC6 Release;

7.3.6	The CC7/CC8 Substitute Agreement and the CC7/CC8 Replacement Bonds or the CC7/CC8 Initial Agreement and CC7/CC8 Release;

7.3.7	A certificate certifying to Seller that all of Purchaser’s representations and warranties set forth in Section 6.2 of this Agreement are true and correct in all material respects as of Closing as if made at and as of such time, and disclosing any events or circumstances that would cause Purchaser to have to modify the Purchaser’s representations and warranties set forth in Section 6.2 “but for” the foregoing materiality standard;

7.3.8	The Closing Statement (as defined in Section 7.6.7); and

7.3.9	Purchaser’s written escrow instructions to close escrow in accordance with the terms of this Agreement.

7.4 Further Documentation. At or following the Closing, Purchaser and Seller each shall execute any certificate or other instruments required by law or local custom or otherwise reasonably required by the other party to effect the transaction contemplated by this Agreement.

7.5 Closing. The Title Company shall close escrow on or before the scheduled Closing Date when and if it has received all of the documents and funds listed in Section 7.2 and Section 7.3 above, in accordance with the written escrow instructions delivered by each party.

7.6	Taxes, Prorations and Closing Statement.

7.6.1	Property Taxes and Expenses. All non-delinquent Real Estate Taxes (as defined below) and assessments, personal property taxes, if any, operation and maintenance expenses pertaining to the Property, and water, sewer and other utility charges shall be prorated between Seller and Purchaser on an accrual basis, based upon the actual current bills, as of the Closing Date if, and to the extent, Seller, and not tenants under the Leases, is responsible for such charges. Any amount owed by one party to the other shall be paid by the party who owes such amount to the other party within ten (10) business days after the date of the reapportionment. With respect only to Real Estate Taxes paid directly by tenants under the Leases to the applicable taxing authority, Purchaser and Seller shall not prorate real estate taxes if the applicable real estate taxes are current through the Closing Date. In all other instances, real estate taxes shall be prorated in accordance with the provisions of this Section 7.6.1. If these taxes for the year of Closing are not known or cannot be reasonably estimated, taxes shall be adjusted based on taxes for the year prior to Closing.

7.6.1.1 If there are meters measuring the consumption of water, gas or electric current, Seller, not more than one day prior to the Closing Date, if possible, shall cause such meters for utilities for which Seller, and not tenants, is responsible to be read, and shall pay all utility bills for which Seller is liable upon receipt of statements therefore. Purchaser shall be responsible for causing such utilities and services to be changed to its name and shall be liable for and shall pay all utility bills for services rendered after 12:01 a.m. on the Closing Date. On the Closing Date, Purchaser shall post such security deposits as are required by the utility companies in order to continue service to the Real Property in replacement of the security deposits deposited by Seller with such utility companies.

7.6.1.2 Any delinquent Real Estate Taxes assessed against the Property shall be paid (together with any interest and penalties) by Seller at the Closing from the Purchase Price. For purposes of this Agreement, the term “Real Estate Taxes” shall mean all taxes, assessments, vault rentals, and other charges, if any, general, special or otherwise, and all assessments for schools, public betterments and general or local improvements, levied or assessed upon or with respect to the ownership of and/or all other taxable interests in the Property, or any part thereof, imposed by any public or quasi-public authority having jurisdiction. Expenses shall be prorated on the basis of the actual number of days in the applicable period.

7.6.2	Prepaid Charges. Any prepaid charges in connection with transferable licenses or permits issued in connection with the Property which has been assigned to and assumed by Purchaser shall be credited to Seller.

7.6.3	Sales and Use Taxes. On or after the Closing Date, Seller shall pay sales and use taxes pertaining to the sale of tangible Personal Property to Purchaser, including interest and any penalties thereon, applicable to or incurred in connection with the transactions contemplated by this Agreement. Seller shall be responsible for remitting the payment for sales and use taxes to the Virginia Department of Taxation.

7.6.4

The Rent Payable by Tenants Under the Leases. Any amounts (including without limitation rent) prepaid to Seller by Tenants (including a pro rata portion of the rent paid for the month in which the Closing occurs) shall be paid to Purchaser on the Closing Date. Rent which is due but uncollected as of the Closing Date shall not be adjusted, but subject to the provisions of this Section 7.6.4, Purchaser shall cause the rent for the period prior to the Closing Date that was due and uncollected on the Closing Date to be remitted to Seller if, as and when collected by Purchaser. On the Closing Date, Seller shall deliver to Purchaser a schedule of all such past due but uncollected rent owed by tenants. Purchaser agrees to remit promptly to

Seller any such arrears actually paid by such Tenants to Purchaser. After the Closing, Purchaser shall have no obligation to collect delinquent rent from Tenants except for its obligation to remit any amounts actually received to Seller. Any rents collected from a Tenant after the Closing Date shall be applied in the following order: first to the then-current month, next to any amounts owed to Purchaser other than the then-current month’s rent, then to any arrearage owed by such tenant on the Closing Date not exceeding thirty (30) days, and thereafter to any arrearage owed by such Tenant on the Closing Date that is in excess of thirty (30) days.

7.6.5	Tenant Allowances/Concessions/Improvements; Leasing Commissions. Seller shall pay at Closing: (i) leasing commissions due in connection with the Leases (excluding, however, any leasing commission becoming due as a result of the exercise on or after the Effective Date by any of the Tenants of any extension, expansion or renewal option under its Lease); and (ii) the cost of any remaining unpaid obligation of landlord to perform or pay for tenant improvements under the Raytheon Lease and the Orbcomm Lease less the amount on deposit in escrow for the benefit of the Tenants in connection with tenant improvements on the Closing Date. Purchaser shall pay for: (i) leasing commissions due from the landlord under a Lease in connection with Leases executed on or after the Effective Date; (ii) the cost of any obligation of landlord under a Lease executed on or after the Effective Date and approved by Purchaser in accordance with the terms of this Agreement to perform or pay for tenant improvements regardless of when such obligation must be performed or paid. All Leases executed between the Effective Date and the Closing Date shall be submitted by Seller to Purchaser for review in accordance with the terms of Section 6.3.2 hereof. Purchaser shall reimburse Seller at Closing for any payments which Seller has made toward leasing commissions and costs of tenant improvements which Purchaser is obligated to pay under this Section 7.6.5.

7.6.6	Security Deposits. Seller shall deliver to Purchaser on the Closing Date a schedule of all security deposits which have been deposited by tenants under, and not previously applied in accordance with, the Leases. All security deposits required to be held by Seller under the Leases and not applied in accordance with the Leases, shall be transferred and delivered to Purchaser on the Closing Date. All costs associated with such transfers shall be borne by Seller, including any and all costs associated with transferring letters of credit.

7.6.7

Allocation and Payment. Seller shall be responsible for all expenses allocable to the period ending on the day prior to the Closing Date, and Purchaser shall be responsible for all expenses (including prepaid expenses) from and after 12:01 A.M. on the Closing Date. Seller, Purchaser and the Escrow Agent shall cooperate to produce two (2)

business days prior to the Closing Date a schedule of prorations to be made as of the Closing Date as complete and accurate as reasonably possible (the “Closing Statement”).

7.6.8	Estimating Prorations. All prorations, which can be calculated accurately or reasonably estimated as of the Closing Date, shall be made in escrow on the Closing Date.

7.6.9	Estimating taxes. With respect to Real Estate Taxes, in the event that as of the Closing Date the actual tax bills for the tax year or other tax billing period in question are not available and the amount of taxes to be prorated as aforesaid cannot be ascertained, then rates and assessed valuations of the previous year or other tax billing period, with known changes, shall be used; and after the Closing Date and when the actual amount of taxes for the year or other tax billing periods in question shall be determinable, such taxes shall be re-prorated between the parties to reflect the actual amount of such taxes.

7.6.10	Others. All other prorations, and adjustments to initial estimated prorations, shall be made by Purchaser and Seller with due diligence and cooperation within thirty (30) days following the Closing Date, or such later time as may be required to obtain necessary information for proration, by cash payment to the party yielding a net credit from such prorations from the other party. Such cash payment shall be made within ten (10) business days of demand for payment by the party entitled to receive such payment. If as a result of any appeal by Purchaser of the assessed valuation of the Property, the assessed valuation is reduced for any tax year, to the extent not payable to a tenant under a lease at the Property, (i) Purchaser shall be entitled to any resulting tax refunds relating to any period from and after the Closing Date and (ii) Seller shall be entitled to any resulting tax refunds prior to the Closing Date after deducting therefrom Seller’s pro rata share of attorneys fees and collection costs incurred in connection with obtaining such tax refunds, calculated on the basis of the number of days during the period for which such refund was issued that Seller and Purchaser, respectively, owned the Property. Notwithstanding the foregoing, prorations pertaining to the true-up of operating expenses under the Leases shall be made by Purchaser and Seller in accordance with schedules set forth in the Leases.

7.6.11	Survival. The parties’ obligations under this Section 7.6 shall survive the Closing for a period of six (6) months after the Closing Date or, in the case of the true-up of operating expenses under the Leases, for so long as necessary to perform such true-up in accordance with the schedule set forth in the Leases.

7.7 Closing Costs. Purchaser and Seller shall pay the following costs associated with the transaction contemplated by this Agreement:

7.7.1 Purchaser’s Closing Costs. Purchaser shall pay: (i) all state and county recordation and transfer taxes and clerk’s fees due in connection with the recordation of the Deed (excluding the “grantor’s tax” imposed by the Commonwealth of Virginia), (ii) any title search of the Property (including the Updated Title Commitment), (iii) for the Survey, (iv) all of Purchaser’s Investigations of the Property and other due diligence of Purchaser, including but not limited to, any environmental site assessment of the Property, (v) costs incurred in association with Purchaser’s financing of the transaction, (vi) Purchaser’s brokerage fees, legal fees and costs incurred in connection with the contemplated transaction; (vii) Purchaser’s share of prorations, (viii) 50% of the escrow fees, and (ix) to the extent not otherwise called out in this Agreement, closing costs that are customarily paid by purchasers in real estate transactions.

7.7.2 Seller’s Closing Costs. Seller shall pay: (i) the “grantor’s tax” imposed by the Commonwealth of Virginia, (ii) Seller’s brokerage fees, legal fees and costs incurred in connection with the contemplated transaction subject to the attorneys fees provision in Section 10.6 below, (iii) Seller’s share of prorations, (iv) 50% of escrow fees, and (v) to the extent not otherwise called out in this Agreement, closing costs that are customarily paid by sellers in real estate transactions.

7.8 Possession. The rights of possession to the Property shall be delivered to Purchaser on the Closing Date subject to the rights of tenants under the Leases.

7.9 Cooperation. Without further consideration, each party hereto shall execute, acknowledge and deliver to the other party hereto on or after the Closing Date any and all other instruments or documents, and do and perform any other acts which the other party hereto may reasonably request in order to consummate the transactions described herein; provided, however, that the party executing such instruments or documents, or doing or performing such other acts, pursuant to this Section 7.9 shall not be obligated to expend any additional cost or incur any additional liability pursuant to this Section 7.9.

7.10 Delivery in Escrow. The delivery to the Escrow Agent at the Closing of the Purchase Price, the Deed and all other documents and instruments required to be delivered by either party to the other at the Closing by the terms of this Agreement shall be deemed to be a good and sufficient tender of performance of the terms hereof.

ARTICLE 8

DEFAULT

8.1	Purchaser Default. If Purchaser fails to close the transaction contemplated hereby when obligated to do so and such failure continues for one (1) business day, or if Purchaser fails to perform any of its other obligations under this Agreement when obligated to do so, the Deposit shall be paid by Escrow Agent to Seller as fixed, agreed and liquidated damages and as Seller’s exclusive remedy for Purchaser’s failure to consummate Closing, and Seller and Purchaser shall be relieved from all liabilities and obligations under this Agreement (except for such liabilities and obligations which expressly survive termination of, or closing on, this Agreement, as applicable). Seller and Purchaser agree that the forfeiture of the Deposit is not a penalty for Purchaser’s breach, but represents a fair and reasonable estimate of the damages that would be incurred by the Seller as a result of Purchaser’s failure to consummate Closing, such damages being difficult or impossible to ascertain.

8.2	Seller Default. If Seller fails to close the transaction contemplated hereby when obligated to do so, or if Seller fails to perform any of its other obligations under this Agreement when obligated to do so, then Purchaser may elect one of the following as Purchaser’s sole and exclusive remedy: (i) terminate this Agreement by giving written notice of termination and the reasons therefor to Seller in which event Seller shall be liable for any actual, documented, out-of-pocket due diligence costs and expenses incurred by Purchaser in connection with this transaction (provided, however, that Seller’s liability under this subsection (i) shall not exceed One Hundred Twenty-Five Thousand Dollars ($125,000)), and thereupon neither Seller nor Purchaser shall have any further obligations or liabilities one to the other except as otherwise provided herein, and the documents and information provided to Purchaser by Seller and/or Seller’s agents shall be returned to Seller and the Deposit shall be returned to Purchaser; or (ii) only if the Seller’s failure to perform consists of a failure to convey the Property to Purchaser when required to do so under the provisions of this Agreement, hereby waiving all other actions, rights or claims for damages, bring an equitable action for specific performance.

8.3	Delivery of Documents and Information. If either party terminates this Agreement pursuant to this Article 8, Purchaser shall return to Seller any documents, reports or other information pertaining to the Property provided to or produced by or on behalf of Purchaser in connection with this Agreement no later than ten (10) days after the date of such termination. Purchaser’s obligations under the preceding sentence shall survive any termination of this Agreement.

8.4	Limitation of Liability; Survival

8.4.1 Except for those provisions which expressly survive termination of, or closing on, this Agreement, as applicable, (i) none of the provisions of this Agreement shall survive delivery of the Deed and (ii) all of the provisions of this Agreement shall be merged therein. Notwithstanding the foregoing, the representations and warranties set forth in Section 6.1 and Section 6.2 of this Agreement shall survive settlement and delivery of the Deed for a period of nine (9) months from the Closing Date and shall not be merged therein; provided, however, that in the event of a breach by Seller of a representation or warranty under Section 6.1 of this Agreement, Seller’s liability for such breach shall survive only for claims asserted by Purchaser against Seller and received in writing by Seller from Purchaser prior to the expiration of nine (9) months from the Closing Date, and after such nine (9) month period said representations and warranties shall be extinguished and of no further force and effect with respect to any claims not asserted by Purchaser prior to the expiration of such period. Further, notwithstanding any provision to the contrary herein or in any Closing Document, if Purchaser, with actual knowledge of (a) a default in any of the covenants, agreements or obligations to be performed by Seller under this Agreement and/or (b) any breach of or inaccuracy in any representation or warranty of Seller made in this Agreement nonetheless elects to proceed to Closing, then, upon the consummation of the Closing, Purchaser shall be deemed to have waived any such default and/or breach or inaccuracy and shall have no claim against Seller with respect thereto.

8.4.2 Notwithstanding any provision to the contrary herein or in any document or instrument executed by Seller and delivered to Purchaser at or in connection with the closing, including, but not limited to, the Deed (collectively, “Closing Documents”), Seller shall have no liability whatsoever with respect to any suits, actions, proceedings, investigations, demands, claims, liabilities, fines, penalties, liens, judgments, losses, injuries, damages, expenses or costs, including, without limitation, attorneys’ and experts’ fees and costs and investigation and remediation costs under any of the representations and warranties contained in this Agreement or in any Closing Document (collectively, “Claims”), except to the extent (and only to the extent) that the aggregate amount of all Claims for breach of Seller’s representations and warranties exceeds Fifty Thousand Dollars ($50,000) (the “Threshold Amount”) and, in such case Seller shall be liable for all Claims up to and exceeding the Threshold Amount; provided, however, notwithstanding any provision to the contrary herein or in any Closing Document, the total liability of Seller for any or all Claims with respect to the Property, this Agreement or any other Closing Document shall not exceed Three Million Five Hundred Thousand Dollars ($3,500,000) (the “Cap Amount”). Purchaser shall not make any Claim or deliver any Claim notice, unless in good faith, it believes would exceed the Threshold Amount as set forth above. The terms of this Section 8.4.2 shall survive Closing.

ARTICLE 9

DAMAGE, DESTRUCTION AND CONDEMNATION

Seller shall notify Purchaser immediately of the occurrence of any damage to or destruction of, or the initiation of any condemnation or similar proceedings with respect to a Material Portion (as defined below) of the Property occurring prior to the Closing. In such event, Purchaser may, at its option within seven (7) days after receipt of such notice, elect to terminate this Agreement by giving Seller written notice thereof, in which event the parties hereto shall be relieved and released of and from any further duties, obligations, rights, or liabilities hereunder (except for such obligations and provisions which expressly survive termination of this Agreement) and the Deposit shall be returned to Purchaser; provided that Purchaser had not caused the damage to or destruction of the Property. If the scheduled Closing Date falls within the aforesaid seven (7) day period, then the Closing shall be extended to the next business day following the end of said seven (7) day period. If (i) Seller does not receive Purchaser’s termination notice within such timeframe or Purchaser otherwise elects to consummate the purchase contemplated under this Agreement; or (ii) less than a Material Portion of the Property is destroyed or subject to taking, this Agreement shall remain in full force and effect and the purchase contemplated herein, less any portion of the Property taken by eminent domain or condemnation, shall be consummated with no further adjustment or modification except that the Purchase Price shall be reduced to reflect (i) any deductible in insurance proceeds and, in which event, at or before the Closing, Seller shall pay to Purchaser all insurance proceeds received by Seller (less reasonable expenses incurred by Seller, including attorneys fees) and transfer to Purchaser all additional insurance proceeds (less reasonable expenses incurred by Seller, including attorneys fees) resulting from any casualty or (ii) any awards that have been or may thereafter be made for any taking or condemnation. Notwithstanding the foregoing, Seller shall have no liability to Purchaser for uninsured or underinsured losses, or any other damages whatsoever. For purposes of this Article 9, a “Material Portion” of the Property shall mean (x) with respect to a casualty, damage for which the cost of repair is in excess of Five Million and No/100 Dollars ($5,000,000.00); or (y) with respect to the initiation of any condemnation or similar proceedings (a “Condemnation”), a taking of any portion of the Property as would either prevent Purchaser from using and operating the Property as an office building; or (z) with respect to a casualty or Condemnation, the damage or taking would provide Raytheon with a right to terminate the Raytheon Lease.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1 Right of First Offer under the Raytheon Lease. Pursuant to the Raytheon Lease, in the event Seller elects to sell or market the Property for sale, Raytheon has an option to purchase the Property (the “Right of First Offer”). In connection with the Right of First Offer, Seller is obligated to notify Raytheon in writing of the price at which Seller intends to market the Property, together with the other material terms and conditions of such listing. If Raytheon desires to purchase the Property in accordance with the terms set forth in such notice from Seller, Raytheon is required to provide Seller with written notice thereof within thirty (30) days thereafter. Seller notified Raytheon in writing on August 18, 2010 of the price at which Seller intends to market the Property, together with the other material terms and conditions of such listing. Thirty (30) days thereafter, on September 17, 2010, Seller received an e-mail from Raytheon stating that Raytheon would not be taking advantage of the Right of First Offer at this time; provided, however, Purchaser acknowledges that, pursuant to the Raytheon Lease, if (a) the Closing under this Agreement does not occur within twelve (12) months after August 18, 2010 (the date Seller notified Raytheon in writing of the price at which Seller intends to market the Property, together with the other material terms and conditions of such listing), or (b) the purchase price and other economic terms of the transfer to Purchaser are less than ninety percent (90%) of the economic terms contained in such written notice to Raytheon, Raytheon again shall have the Right of First Offer under the terms more specifically described in the Raytheon Lease. Consequently, the Seller’s obligations hereunder (and the Purchaser’s rights to purchase the Property hereunder) are subject to the rights of Raytheon and, in connection therewith, if Raytheon elects to purchase the Property pursuant to the foregoing, Seller shall terminate this Agreement by giving Purchaser written notice thereof, in which event the parties hereto shall be relieved and released of and from any further duties, obligations, rights, or liabilities hereunder (except for such obligations and provisions which expressly survive termination of this Agreement), the Deposit shall be returned to Purchaser and Seller shall be liable for any actual, documented, out-of-pocket due diligence costs and expenses incurred by Purchaser in connection with this transaction (provided, however, that Seller’s liability under this Section 10.1 shall not exceed Seventy Five Thousand Dollars ($75,000)).

10.2 Broker. Each party to this Agreement represents and warrants to the other that no person or entity, other than CB Richard Ellis (“Seller’s Broker”), can properly claim a right to a real estate commission, real estate finder’s fee, real estate acquisition fee or other real estate brokerage type compensation (collectively, “Real Estate Compensation”) based upon the acts of that party with respect to the transaction contemplated by this Agreement, and each party hereby agrees to indemnify, defend and protect the other against and to hold the other harmless from any loss, cost or expense (including but not limited to attorneys’ fees and returned commissions) resulting from any claim for Real Estate Compensation by any person or entity based upon such acts. Seller shall pay the Real Estate Compensation to Seller’s Broker per the terms of a separate agreement between Seller and Seller’s Broker. Notwithstanding anything to the contrary set forth in this agreement, the representations, warranties and indemnities set forth in this Section 10.2 shall survive the Closing.

10.3 Notices. Any notice required or permitted to be given under this Agreement shall be in writing and: (i) sent by Federal Express or similar nationally recognized overnight courier service designating early morning delivery (any notice so delivered shall be deemed to have been received on the next business day following receipt by the courier); or, (ii) transmitted by facsimile (any notice so delivered shall be deemed to have been received upon the date reflected by the sender’s facsimile confirmation receipt) with a hard copy sent within one (1) business day by Federal Express or similar nationally recognized overnight courier service, at the address specified below:

TO SELLER:	AOL Inc.
22000 AOL Way
Dulles, VA 20166
Attn: Karen Diener
Director of Real Estate

Fax No. 703-265-1509

with a copy to:
AOL Inc.
22000 AOL Way
Dulles, VA 20166
Attn: Peter L. Vanderloo, Esq.
Assistant General Counsel
Fax No. (703) 466-9126

and

Arent Fox LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
Attn: Richard L. Brand, Esq.
Fax No. (202) 857-6395

TO PURCHASER:

c/o CB Richard Ellis Realty Trust

47 Hulfish Street, Suite 210

Princeton, New Jersey 08542

Attention: Mr. Jack A. Cuneo

Facsimile: (609) 806-2666

c/o CB Richard Ellis Investors, LLC

800 Boylston Street

Suite 1475

Boston, Massachusetts 02199

Attention: Mr. Gary R. Jaye

Facsimile: (617) 425-2801

with a copy to: K&L Gates LLP 599 Lexington Avenue New York, New York 10022-6030 Attention: Jeffrey H. Weitzman Facsimile: (212) 536-3901

Either party may, by notice given pursuant to this Section 10.3 change the person or persons and/or address or addresses, or designate an additional person or persons or an additional address or addresses, for its notices, but notice of a change of address shall only be effective upon receipt. Seller and Purchaser each agree that it will not refuse or reject delivery of any notice given hereunder, that it will acknowledge, in writing, receipt of the same upon request by the other party and that any notice rejected or refused by it shall be deemed for all purposes of this Agreement to have been received by the rejecting party on the date so refused or rejected, as conclusively established by the records of the U.S. Postal Service or the courier service.

All notices that are required or permitted to be given under this Agreement may be given by the parties hereto or by their respective counsel, who are hereby authorized to do so on the parties’ behalf.

10.4 Entire Agreement; No Modifications. This Agreement, together with the schedules and exhibits attached hereto, incorporates all agreements, warranties, representations and understandings between the parties to this Agreement with respect to the subject matter hereof and constitutes the entire agreement of Seller and Purchaser with respect to the purchase and sale of the Property. Any prior or contemporaneous correspondence, memoranda, understandings, offers, negotiations and agreements, oral or written, are merged herein and replaced in total by this Agreement and the exhibits hereto and shall be of no further force or effect. This Agreement may not be modified or amended except in a writing signed by Seller and Purchaser.

10.5 Time. Time is of the essence in the performance of the parties’ obligations set forth in this Agreement. However, if the final date of any period which is set out in any provision of this Agreement or the Closing Date falls on a Saturday, Sunday or legal holiday under the laws of the United States, then the time of such period or the Closing Date, as the case may be, shall be extended to the next date which is not a Saturday, Sunday or legal holiday.

10.6 Attorneys’ Fees. In the event any action or proceeding at law or in equity between Purchaser and Seller to enforce or interpret any provision of this Agreement or to protect or establish any right or remedy of either Purchaser or Seller hereunder, the unsuccessful party to such action or proceeding shall pay to the prevailing party all costs and expenses including, without limitation, reasonable attorneys’ and paralegals’ fees and expenses, incurred by such prevailing party, in such action or proceeding and in any appeal in connection therewith, whether or not such action, proceeding or appeal is prosecuted to judgment or other final determination, together with all costs of enforcement and/or collection of any judgment or other relief.

10.7 No Deductions or Off-Sets. Purchaser acknowledges that the Purchase Price to be paid for the Property pursuant to this Agreement is a net amount and shall not be subject to any off-sets or deductions except as provided in this Agreement. Notwithstanding the foregoing, the amount of the Purchase Price shall be subject to the prorations and adjustments provided for in Article 7 above

10.8 Successors, Assigns and Designees. Purchaser may not assign any of Purchaser’s rights or duties hereunder without the prior written consent of Seller, which may be granted or withheld in Seller’s sole discretion; provided, however, that Purchaser shall have the right to assign its rights under this Agreement to an affiliate of Purchaser or CBRE Operating Partnership, L.P. (i.e. a company controlling, under common control with, or controlled by, Purchaser) without the consent of Seller. Provided further, Purchaser shall have the right, upon written notice to Seller delivered no less than five (5) days prior to Closing, to designate one or more affiliates of Purchaser to receive the conveyance of one or more of the parcels comprising the Property, together with such other instruments (i.e., Bill of Sale, Assignment and Assumption of Leases, Assignment and Assumption of Contracts, etc.) necessary to effectuate the conveyance of such designated parcel(s) as contemplated herein. No assignment or designation by Purchaser will relieve Purchaser of its obligations under this Agreement. In connection with any such assignment or designation, Purchaser shall require the assignee or designee to be bound by all of the terms and provisions of this Agreement and to expressly assume in writing for the benefit of Seller all of the obligations of Purchaser hereunder (e.g., in the case of a designation, all of the obligations of Purchaser hereunder pertaining to such designated parcel(s)), including the obligation to enter into the documents required under Section 1.3 (Pedestrian Overpass) and Section 1.6 (CC7/CC8/Bonds Pertaining to the Property), from and after the date of such assignment or designation. Subject to the limitations on assignment expressed in this Section 10.8, this Agreement shall be binding upon, and inure to the benefit of, Purchaser and Seller and their respective successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

10.9 Counterparts. This Agreement may be executed in one or more counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission, .pdf or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

10.10 Governing Law. This Agreement shall be governed by and construed in accordance with the substantive laws of the Commonwealth of Virginia.

10.11 Construction. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that no rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall be employed in the interpretation of this Agreement or any exhibits to it or any document executed and delivered by either party in connection with this Agreement. All captions in this Agreement are for reference only and shall not be used in the interpretation of this Agreement or any related document.

10.12 Partial Invalidity. If any term or provision of this Agreement or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

10.13 Confidentiality.

10.13.1 The parties entered into that certain AOL Inc. Confidential Non-disclosure Agreement dated August 2, 2010 (the “Confidentiality Agreement”). Upon the Effective Date, the Confidentiality Agreement shall be of no further effect and the terms of this Section 10.13 shall govern the parties rights and obligations with respect to “Confidential Information” as defined in the Confidentiality Agreement. If for any reason this Agreement is terminated prior to the Closing, Purchaser shall, at Seller’s option, destroy or deliver to Seller, within five (5) business days after termination of this Agreement, at no expense to Seller, all of Seller’s Materials delivered or made available by Seller to Purchaser, along with any information, reports, statements, and other documents previously delivered to Purchaser by Seller. Nothing, however, contained herein shall obligate Purchaser or the parties in Section 10.13.2(ii), as the case may be, to return or destroy Confidential Information contained on their backup information technology systems and the Purchaser and such parties may retain copies of any Confidential Information subject to the confidentiality terms herein, in accordance with Purchaser or such parties’ record retention practices for legal or regulatory purposes.

10.13.2 Unless and until the parties consummate Closing of the transaction contemplated by this Agreement, Purchaser shall not disclose, publish or communicate, either directly or indirectly, any of the information contained in the Confidential Documents (as defined in this Section 10.13.2), nor any other information obtained by or on behalf of Purchaser regarding the Property, except (i) subject to the procedures set forth in Section 10.13.3 with respect to Required Disclosures, in response to any law or lawful process requiring disclosure of the same, or (ii) to prospective sources of financing and to mortgage brokers, consultants, experts, attorneys, accountants, and professionals engaged by Purchaser or Seller in connection with this transaction, provided that Purchaser informs such parties of the confidential nature of such information and such parties agree not to disclose such information except as permitted under this Agreement, Purchaser being liable for such parties’ failure to maintain confidentiality as if Purchaser had breached the requirements of this Section 10.13. “Confidential Documents” shall mean all of Seller’s Materials delivered or made available by Seller to Purchaser, along with any information, reports, statements, and other documents previously delivered to Purchaser by Seller, and all other documents which are the work product of Purchaser and/or Purchaser’s Representatives relating to the Property, including, without limitation, any due diligence materials produced by third parties for Purchaser in connection with the Property. Purchaser and Seller agree that each shall, at all times prior to the Closing, keep the terms and conditions of this Agreement confidential (subject to the exceptions stated in the preceding sentence). Notwithstanding the foregoing, Purchaser may (i) use or disclose information known or available generally to the public (other than such information known or available generally to the public as a result of a violation of this Agreement by Purchaser) or (ii)

subject to the procedure set forth in Section 10.13.3 with respect to Required Disclosures, disclose information in order to comply with any governmental order, statute, rule, regulation, regulatory authority requirement or request, (iii) disclose information in order to enforce any rights or remedies of it under this Agreement or (iv) use information independently developed by any employee, agent or consultant of Purchaser who did not have access to the Confidential Documents.

10.13.3 The parties hereby covenant that (i) prior to the Closing, neither party shall issue any press release or public statement (a “Release”) with respect to the transactions contemplated by this Agreement without the prior consent of the other party, and (ii) after the Closing, any initial Release issued by either party shall be subject to the review and approval of the other party (which approval shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing covenant shall not apply to any Releases, other than an initial Release, and any disclosure or public statement required by law, the regulations of the Securities and Exchange Commission, any other applicable regulatory bodies or the applicable stock exchange (a “Required Disclosure”); provided further that, prior to Closing, if reasonably practicable in relation to when the Required Disclosure is due, the disclosing party shall, two (2) business days prior to making a Required Disclosure, submit the Required Disclosure to the non-disclosing party for the non-disclosing party’s reasonable review and comment. Purchaser and Seller acknowledge that the other party’s agreement to maintain the confidentiality of the terms and conditions of this Agreement and to not make any Release (other than a Required Disclosure) concerning this transaction without the prior written consent of the other party is a material inducement to their entering into this Agreement, and the terms of this Section 10.13 shall survive Closing or the termination of this Agreement without Closing.

10.14 Waiver. Any term or condition of this Agreement may be waived at any time by the party which is entitled to the benefit thereof. To be effective, each such waiver shall be in writing, shall specifically refer to this Agreement and the term or condition being waived, and shall be executed by an authorized officer of such party. A waiver on one occasion shall not be deemed to be a waiver of the same or any other breach on a future occasion.

10.15 Waiver of Jury Trial. Each party to this Agreement waives any right to trial by jury in any action, matter or proceeding regarding this Agreement or any provision hereof.

10.16 Service of Process. Each party irrevocably consents to the service of process in any action or proceeding by receipt of mailed copies thereof by national courier to its address as specified in or pursuant to Section 10.3 hereof. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

10.17 No Consequential Damages. Notwithstanding any provision to the contrary in this Agreement: (i) in no event will either party be liable for any consequential, indirect, exemplary, special, or incidental damages arising from or in any way relating to this Agreement; and, (ii) in no event shall either party seek satisfaction for any obligation from any of the other party’s partners, shareholders, members, managers, officers, directors, trustees, beneficiaries, employees, agents, legal representatives, successors or assigns, nor shall any such person or entity have any personal liability for any such obligations of such party. The provisions of this Section 10.17 shall survive termination of this Agreement or the Closing of the transaction contemplated hereby. The foregoing limitation on damages shall not apply with respect to either party’s third-party related indemnity obligations under Section 1.3, Section 1.6 , Section 1.7 and Section 4.2.10.

10.18 Damages. Purchaser agrees that any liability of Seller under any claim brought prior to the Closing Date pursuant to this Agreement or any document or instrument delivered simultaneously or in connection with, or pursuant to this Agreement, shall be limited solely to the return of the Deposit and reimbursement set forth in Section 8.2. With respect to any such claim brought following the Closing Date, any liability of Seller shall be limited to Seller’s assets up to an amount equal to the Cap Amount. In no event shall Purchaser seek satisfaction for any obligation from any of Seller’s members or from any members, shareholders, officers, directors, trustees, beneficiaries, employees, agents, legal representatives, successors or assigns of such members, nor shall any such person or entity have any personal liability for any such obligations of Seller

10.19 Incorporation by Reference. All of the exhibits and schedules attached to this Agreement or referred to herein and all documents in the nature of such exhibits and schedules, when executed, are by this reference incorporated in and made a part of this Agreement.

10.20 DRAFTS NOT AN OFFER TO ENTER INTO A LEGALLY BINDING CONTRACT. The parties hereto agree that the submission of a draft of this Agreement by one party to another is not intended by either party to be an offer to enter into a legally binding contract with respect to the purchase and sale of the Property pursuant to the terms of this Agreement. The parties shall be legally bound with respect to the purchase and sale of the Property pursuant to the terms of this Agreement only if and when the parties have been able to negotiate all of the terms and provisions of this Agreement in a manner acceptable to each of the parties in their respective sole discretion, including, without limitation, all of the exhibits and schedules hereto, and each of Seller and Purchaser have fully executed and delivered to each other a counterpart of this Agreement, including, without limitation, all exhibits and schedules hereto.

[SIGNATURE PAGE(S) FOLLOW]

IN WITNESS WHEREOF, Purchaser and Seller have executed this Agreement as of the Effective Date first written above:

SELLER:

AOL INC.,
A DELAWARE CORPORATION

By:	/s/ Arthur Minson
Name:	Arthur Minson
Title:	Executive Vice President and Chief Financial and Administrative Officer

PURCHASER:

RT PACIFIC BLVD, LLC, A DELAWARE LIMITED LIABILITY COMPANY

By:	/s/ Jack Cuneo
Name:	Jack Cuneo
Title:	President

The Escrow Agent has received an original, fully executed counterpart of this Agreement this 29th day of October, 2010, and by execution hereof the Escrow Agent covenants and agrees to be bound by the terms of this Agreement.

Escrow Agent:

Commonwealth Land Title Insurance Company

By	/s/ David P. Nelson
Name: David P. Nelson
Title: Vice President

LIST OF EXHIBITS

EXHIBIT A	LEGAL DESCRIPTION OF THE PROPERTY

EXHIBIT B	LIST OF EXCLUDED PERSONAL PROPERTY

EXHIBIT C	FORM OF CC1/CC3 INITIAL AGREEMENT

EXHIBIT D	FORM OF CC4/CC6 INITIAL AGREEMENT

EXHIBIT E	BOUNDARY LINE ADJUSTMENT PLAT

EXHIBIT F	FORM OF BROADRUN EASEMENT AGREEMENT

EXHIBIT G	FORM OF CC7/CC8 INITIAL AGREEMENT

EXHIBIT H	FORM OF SPECIAL WARRANTY DEED

EXHIBIT I-1	FORM OF 22110 ESTOPPEL

EXHIBIT 1-2	FORM OF 22265 ESTOPPEL

EXHIBIT J	FORM OF ORBCOMM ESTOPPEL

EXHIBIT K	FORM OF BILL OF SALE AND ASSIGNMENT OF INTANGIBLE PROPERTY

EXHIBIT L	FORM OF ASSIGNMENT AND ASSUMPTION OF LEASES

EXHIBIT M	FORM OF NON-FOREIGN AFFIDAVIT

EXHIBIT N	FORM OF OWNER’S AFFIDAVIT

EXHIBIT O	FORM OF INDEMNITY AGREEMENT RE: MECHANICS’ LIENS

EXHIBIT P	FORM OF ASSOCIATION ESTOPPEL

LIST OF SCHEDULES

SCHEDULE 6.1.3	SCHEDULE OF LITIGATION

SCHEDULE 6.1.5	SCHEDULE OF THREATENED CONDEMNATION PROCEEDINGS

SCHEDULE 6.1.6	SCHEDULE OF LEASES